UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2013

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

BANCO SANTANDER (BRASIL) S.A.

TABLE OF CONTENTS

Item

INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD ENDED JUNE 30, 2013 PREPARED IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)

BANCO SANTANDER (BRASIL) S.A. INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Convenience Translation into English from the Original Previously Issued in Portuguese)

INDEPENDENT AUDITORS’ REPORT

To the Management and Shareholders of

Banco Santander (Brasil) S.A.

São Paulo - SP

We have examined the consolidated financial statements of Banco Santander (Brasil) S.A. and subsidiaries (“Bank”), consisting of the consolidated balance sheet as of June 30, 2013 and the related consolidated statements of income, comprehensive income, changes in stockholders’ equity and cash flows for the six-month period then ended, and a summary of the significant accounting practices and other notes to the financial statements.

Management’s responsibility for the consolidated financial statements

The Bank’s Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards -IFRS, issued by the International Accounting Standards Board - IASB, and for the internal control as Management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Independent auditors’ responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit, which was conducted in accordance with Brazilian and international standards on auditing. These standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. An audit involves performing selected procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement in the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Bank’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Bank’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by Management, as well as evaluating the overall presentation of the financial statements taken as a whole.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to in paragraph 1 present fairly, in all material respects, the consolidated financial position of Banco Santander (Brasil) S.A. and subsidiaries as of June 30, 2013, and the results of their operations and their cash flows for the six-month period then ended, in conformity with International Financial Reporting Standards - IFRS as issued by the International Accounting Standards Board - IASB.

Emphasis related to the restatement of corresponding figures

According mentioned in note 1.b, due to changes in accounting practices adopted in interim consolidated financial information by the Bank for the six-month period ended June 30, 2013, the corresponding figures for the six-month period ended June 30, 2012, and the balances as of December 31, 2012 and 2011, were adjusted and are being restated as required by IAS 8 - Accounting Policies, Changes in Accounting Estimates and Errors. Our opinion does not contain any qualification related to this subject.

Other matters

Statements of value added

We have also examined the consolidated statement of value added (“DVA”) included in the note 16.e) as supplemental information for the six-month period ended June 30, 2013, prepared under the responsibility of the Bank’s management, whose presentation by publicly-held companies is required by Brazilian Corporate Law, and as supplemental information for IFRS that does not require a presentation of DVA. These statements were subject to the same auditing procedures described above and, in our opinion, are fairly presented, in all material respects, in relation to the financial statements taken as a whole.

The accompanying financial statements have been translated into English for the convenience of readers outside Brazil.

São Paulo, July 29, 2013

DELOITTE TOUCHE TOHMATSU	Gilberto Bizerra de Souza
Auditores Independentes	Engagement Partner

BANCO SANTANDER (BRASIL) S.A. CONSOLIDATED BALANCE SHEETS

Thousands of Brazilian Reais

ASSETS	Note	June 30, 2013	December 31, 2012 - adjusted

CASH AND BALANCES WITH THE BRAZILIAN CENTRAL BANK		62,381,161	55,535,240

FINANCIAL ASSETS HELD FOR TRADING	4-a	32,906,791	31,638,268
Debt instruments		26,010,369	26,646,708
Equity instruments		339,291	428,589
Trading derivatives	16-a	6,557,131	4,562,971

OTHER FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS	4-a	1,229,926	1,228,318
Loans and amounts due from credit institutions		858	5,065
Debt instruments		110,417	124,187
Equity instruments		1,118,651	1,099,066

AVAILABLE-FOR-SALE FINANCIAL ASSETS	4-a	43,061,588	44,148,620
Debt instruments		41,940,840	43,044,570
Equity instruments		1,120,748	1,104,050

LOANS AND RECEIVABLES	4-a	232,185,910	226,957,041
Loans and amounts due from credit institutions		30,162,568	29,913,132
Loans and advances to customers	14	201,775,572	196,774,297
Debt instruments		247,770	269,612

HEDGING DERIVATIVES	16-a	129,975	156,164

NON-CURRENT ASSETS HELD FOR SALE	5	138,816	165,710

INVESTMENTS IN ASSOCIATES AND JOINT VENTURES	6	979,482	472,093

TANGIBLE ASSETS		6,122,270	5,938,228

INTANGIBLE ASSETS		29,135,542	29,270,672
Goodwill	8-a	27,217,565	27,217,565
Other intangible assets	8-b	1,917,977	2,053,107

TAX ASSETS		22,332,331	21,496,743
Current		3,927,091	3,538,238
Deferred		18,405,240	17,958,505

OTHER ASSETS		5,197,816	5,693,184

TOTAL ASSETS		435,801,608	422,700,281

The accompanying Notes and Appendix I are an integral part of these financial statements.

LIABILITIES AND STOCKHOLDERS' EQUITY	Note	June 30, 2013	December 31, 2012 - adjusted

FINANCIAL LIABILITIES HELD FOR TRADING	9-a	5,834,446	5,351,736
Trading derivatives	16-a	5,532,134	5,111,553
Short positions		302,312	240,183

FINANCIAL LIABILITIES AT AMORTIZED COST	9-a	320,604,617	306,976,206
Deposits from Brazilian Central Bank and deposits from credit institutions		31,588,943	35,073,626
Customer deposits		199,686,791	188,594,930
Marketable debt securities		62,017,418	54,012,018
Subordinated debts		9,045,631	11,919,151
Other financial liabilities		18,265,834	17,376,481

HEDGING DERIVATIVES	16-a	482,534	281,545

PROVISIONS	10-a	9,839,361	12,867,384
Provisions for pensions funds and similar obligations		3,074,554	5,353,118
Provisions, judicial and administrative proceedings, commitments and other provisions		6,764,807	7,514,266

TAX LIABILITIES		13,535,640	13,784,464
Current		11,355,509	10,219,083
Deferred		2,180,131	3,565,381

OTHER LIABILITIES		4,467,506	4,302,820

TOTAL LIABILITIES		354,764,104	343,564,155

STOCKHOLDERS' EQUITY	11	81,981,985	79,921,203
Capital		62,634,585	62,634,585
Reserves		17,478,742	14,644,576
Treasury shares		(165,632)	(170,562)
Profit for the period attributable to the Parent		2,984,290	5,482,604
Less: Dividends and remuneration		(950,000)	(2,670,000)

OTHER COMPREHENSIVE INCOME		(1,228,984)	(1,022,207)

NON-CONTROLLING INTERESTS		284,503	237,130

TOTAL STOCKHOLDERS' EQUITY		81,037,504	79,136,126
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY		435,801,608	422,700,281

The accompanying Notes and Appendix I are an integral part of these financial statements.

BANCO SANTANDER (BRASIL) S.A.
CONSOLIDATED INCOME STATEMENTS
Thousands of Brazilian Reais, except for per share data
		Three-months ended		Six-months ended
		June 30,		June 30,
	Note	2013	2012	2013	2012
Interest and similar income		12,388,830	13,525,403	24,533,092	27,198,223
Interest expense and similar charges		(5,161,818)	(5,293,394)	(9,971,692)	(11,251,379)
INTEREST NET INCOME	14	7,227,012	8,232,009	14,561,400	15,946,844
Income from equity instruments	14	42,909	39,468	45,567	41,787
Income from companies accounted for by the equity method	6 & 14	29,178	17,820	50,000	36,254
Fee and commission income	14	2,624,881	2,318,195	5,244,427	4,705,618
Fee and commission expense	14	(539,651)	(481,727)	(1,135,243)	(934,416)
Gains (losses) on financial assets and liabilities (net)	14	(1,830,545)	(1,475,140)	(817,193)	(429,752)
Financial assets held for trading		(2,032,262)	(1,672,762)	(1,648,768)	(1,030,583)
Other financial instruments at fair value through profit or loss		(41,960)	76,923	(17,238)	287,892
Financial instruments not measured at fair value through profit or loss		254,200	116,933	856,748	318,911
Other		(10,523)	3,766	(7,935)	(5,972)
Exchange differences (net)	14	345,510	429,011	296,950	184,492
Other operating income (expense)	14	(89,312)	(165,720)	(184,209)	(342,819)
TOTAL INCOME		7,809,982	8,913,916	18,061,699	19,208,008
Administrative expenses	12 & 14	(3,347,095)	(3,346,125)	(6,675,039)	(6,725,164)
Personnel expenses		(1,694,529)	(1,728,129)	(3,420,376)	(3,477,355)
Other general expenses		(1,652,566)	(1,617,996)	(3,254,663)	(3,247,809)
Depreciation and amortization	14	(328,593)	(286,236)	(643,199)	(564,876)
Tangible assets		(183,175)	(156,084)	(362,243)	(309,678)
Intangible assets		(145,418)	(130,152)	(280,956)	(255,198)
Provisions (net)	14	(326,346)	(572,558)	(638,953)	(1,068,024)
Impairment losses on financial assets (net)	14	(3,754,783)	(4,323,253)	(7,651,371)	(7,894,361)
Loans and receivables	4-b.2	(3,754,783)	(4,323,253)	(7,651,371)	(7,894,361)
Impairment losses on other assets (net)	14	(97,320)	(2,560)	(121,557)	8,210
Other intangible assets		(32,793)	1,200	(32,793)	1,677
Other assets		(64,527)	(3,760)	(88,764)	6,533
Gains (losses) on disposal of assets not classified as non-current assets held for sale	7-a &14	411,309	421	411,478	1,921
Gains (losses) on non-current assets held for sale not classified as discontinued operations	14	14,808	7,075	91,498	12,754
OPERATING PROFIT BEFORE TAX		381,962	390,680	2,834,556	2,978,468
Income taxes		1,096,572	1,076,923	220,800	220,829
PROFIT FOR THE PERIOD		1,478,534	1,467,603	3,055,356	3,199,297
Profit attributable to the Parent		1,420,122	1,464,605	2,984,290	3,191,758
Profit (loss) attributable to non-controlling interests		58,412	2,998	71,066	7,539

EARNINGS PER SHARE (Brazilian Reais)
Basic earning per 1,000 share (Brazilian Reais - R$)
Common shares		3.41	3.52	7.16	7.62
Preferred shares		3.75	3.87	7.88	8.38
Diluted earning per 1,000 share (Brazilian Reais - R$)
Common shares		3.41	3.51	7.16	7.61
Preferred shares		3.75	3.87	7.88	8.38
Net profit attributable - basic (Brazilian Reais - R$)
Common shares		723,825	746,398	1,520,868	1,617,941
Preferred shares		696,297	718,207	1,463,422	1,556,844
Net profit attributable - diluted (Brazilian Reais - R$)
Common shares		723,824	746,393	1,520,863	1,617,925
Preferred shares		696,298	718,212	1,463,427	1,556,860
Weighted average shares outstanding (in thousands) - basic
Common shares		212,315,384	212,316,277	212,302,903	212,358,722
Preferred shares		185,673,362	185,724,699	185,712,541	185,763,285
Weighted average shares outstanding (in thousands) - diluted
Common shares		212,335,301	212,396,418	212,338,408	212,469,143
Preferred shares		185,691,468	185,797,555	185,744,894	185,863,668

The accompanying Notes and Appendix I are an integral part of these financial statements.

BANCO SANTANDER (BRASIL) S.A.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
Thousands of Brazilian Reais

	Three months ended		Six months ended
	June 30,		June 30,
	2013	2012	2013	2012
PROFIT FOR THE PERIOD	1,478,534	1,467,603	3,055,356	3,199,297

OTHER COMPREHENSIVE INCOME	504,733	381,369	(206,777)	(2,026,316)
Available-for-sale financial assets	(1,508,528)	916,598	(2,649,005)	1,304,272
Valuation adjustments	(1,307,763)	1,033,531	(1,792,257)	1,623,183
Amounts transferred to income statement	(200,765)	(116,933)	(856,748)	(318,911)
Cash flow hedges	(79,663)	(302,854)	60,406	(440,409)
Valuation adjustments	(200,890)	(302,853)	(60,658)	(440,246)
Amounts transferred to income statement	121,227	(1)	121,064	(163)
Net investment hedge	(58,176)	(100,096)	(140,553)	(204,315)
Foreign exchange differences on foreign investments	58,176	100,096	140,553	204,315
Benefits plan deferred	2,144,027	-	2,144,027	(4,133,394)

Income taxes	(51,103)	(232,375)	237,795	1,243,215
Available-for-sale financial assets	715,826	(363,873)	1,074,581	(555,101)
Cash flow hedge	(1,771)	131,498	(71,628)	189,246
Cash Investment hedge (net)	23,270	40,039	56,221	81,726
Foreign exchange differences on foreign investments	(23,270)	(40,039)	(56,221)	(81,726)
Benefits plan deferred	(765,158)	-	(765,158)	1,609,070
TOTAL COMPREHENSIVE INCOME	1,983,267	1,848,972	2,848,579	1,172,981

Attributable to the parent	1,933,351	1,845,974	2,786,009	1,177,572
Attributable to non-controlling interests	49,916	2,998	62,570	(4,591)
TOTAL	1,983,267	1,848,972	2,848,579	1,172,981

The accompanying Notes and Appendix I are an integral part of these financial statements.

BANCO SANTANDER (BRASIL) S.A.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
Thousands of Brazilian Reais

		Stockholders´ Equity Attributable to the Parent											Non-controlling Interests	Total Stockholders´ Equity
								Other Comprehensive Income
	Note	Share Capital	Reserves	Treasury shares	Profit Attributed to the Parent	Dividends and Remuneration	Total Stockholders´ Equity	Available-for-sale Financias Assets	Benefits plan Diferred	Translation adjustments investment abroad	Gains and losses - Cash flow hedge and Investment	Total
Balances at December 31, 2011		62,634,585	9,950,144	(112,768)	7,747,925	(3,175,000)	77,044,886	960,199	-	-	7,947	78,013,032	18,960	78,031,992
Transition Adjustments to New version of IAS 19	1-b	-	106,468	-	-	-	106,468	(2,524,323)	-	-	-	(2,417,855)	(12,130)	(2,429,985)
Balances at january 01, 2012		62,634,585	10,056,612	(112,768)	7,747,925	(3,175,000)	77,151,354	(1,564,124)	-	-	7,947	75,595,177	6,830	75,602,007

Total comprehensive income		-	-	-	3,191,758	-	3,191,758	749,172	-	122,590	(373,752)	3,689,768	7,539	3,697,307
Other Changes in Equity
Appropriation of net profit		-	7,747,925	-	(7,747,925)	-	-	-	-	-	-	-	-	-
Transition Adjustments to New version of IAS 19	1-b	-	(16,972)	-	-	-	(16,972)	-	-	-	-	(16,972)	-	(16,972)
Dividends and interest on capital		-	(3,175,000)	-	-	1,705,000	(1,470,000)	-	-	-	-	(1,470,000)	-	(1,470,000)
Share based payment		-	22,952	-	-	-	22,952	-	-	-	-	22,952	-	22,952
Treasury shares		-	-	(54,770)	-	-	(54,770)	-	-	-	-	(54,770)	-	(54,770)
Results of treasury shares		-	(51)	-	-	-	(51)	-	-	-	-	(51)	-	(51)
Other		-	(588)	-	-	-	(588)	-	-	-	-	(588)	(1,706)	(2,294)
Balances at June 30, 2012 adjusted		62,634,585	14,634,878	(167,538)	3,191,758	(1,470,000)	78,823,683	1,709,371	(2,524,323)	122,590	(365,805)	77,765,516	12,663	77,778,179

Balances at December 31, 2012 adjusted		62,634,585	14,644,576	(170,562)	5,482,604	(2,670,000)	79,921,203	1,760,671	(2,524,323)	182,046	(440,601)	78,898,996	237,130	79,136,126

Total comprehensive income		-	-	-	2,984,290	-	2,984,290	(1,574,424)	1,378,869	84,332	(95,554)	2,777,513	71,066	2,848,579
Appropriation of net profit	11-b	-	5,482,604	-	(5,482,604)	-	-	-	-	-	-	-	-	-
Dividends and interest on capital	13-a.1	-	(2,670,000)	-	-	1,720,000	(950,000)	-	-	-	-	(950,000)	-	(950,000)
Share based payment	11-c	-	22,307	-	-	-	22,307	-	-	-	-	22,307	-	22,307
Treasury shares	11-c	-	-	4,930	-	-	4,930	-	-	-	-	4,930	-	4,930
Results of treasury shares		-	(676)	-	-	-	(676)	-	-	-	-	(676)	-	(676)
Other		-	(69)	-	-	-	(69)	-	-	-	-	(69)	(23,693)	(23,762)
Balances at June 30, 2013		62,634,585	17,478,742	(165,632)	2,984,290	(950,000)	81,981,985	186,247	(1,145,454)	266,378	(536,155)	80,753,001	284,503	81,037,504

The accompanying Notes and Appendix I are an integral part of these financial statements.

BANCO SANTANDER (BRASIL) S.A.
CONSOLIDATED CASH FLOW STATEMENTS
Thousands of Brazilian Reais
		June 30,
	Note	2013	2012
1. CASH FLOWS FROM OPERATING ACTIVITIES
Consolidated income for the period		3,055,356	3,199,297
Adjustments to net income		6,958,890	9,254,652
Depreciation of tangible assets		362,243	309,678
Amortization of intangible assets		280,956	255,198
Impairment losses on other assets (net)		121,557	(8,210)
Provisions and Impairment losses on financial assets (net)		8,290,324	8,962,385
Net Gains (losses) on disposal of tangible assets, investments and non-current assets held for sale		(502,976)	(14,675)
Share of results of entities accounted for using the equity method	6-b	(50,000)	(36,254)
Changes in deferred tax assets and liabilities		(1,594,190)	(227,786)
Others		50,976	14,316
Net (increase) decrease in operating assets		(17,640,574)	(5,275,109)
Cash and Balance with the Brazilian Central Bank		(7,896,668)	6,783,727
Financial assets held for trading		(1,268,523)	2,703,815
Other financial assets at fair value through profit or loss		(1,608)	(620,148)
Available-for-sale financial assets		572,287	3,987,319
Loans and receivables		(9,159,013)	(14,463,161)
Other assets		112,951	(3,666,661)
Net increase (decrease) in operating liabilities		11,454,972	(3,334,876)
Financial liabilities held for trading		482,710	610,162
Financial liabilities at amortized cost		12,202,199	(4,949,283)
Other liabilities		(1,229,937)	1,004,245
Payments of income tax		(934,938)	(1,382,159)
Total net cash flows from operating activities (1)		2,893,706	2,461,805

2. CASH FLOWS FROM INVESTING ACTIVITIES
Investments		(912,775)	(1,447,118)
Increase / Acquisition of Investments in associates		(161,101)	-
Change in consolidation criterion		(20,546)	-
Tangible assets	7	(562,242)	(502,382)
Intangible assets		(168,886)	(944,736)
Disposal		164,079	25,532
Tangible assets	7	128,614	7,754
Dividends and interest on capital received		35,465	17,778
Total net cash flows from investing activities (2)		(748,696)	(1,421,586)

3. CASH FLOWS FROM FINANCING ACTIVITIES
Acquisition of own shares	11-c	(24,484)	(54,770)
Issuance of other long-term liabilities	9-b.3	26,213,792	15,891,017
Dividends paid and interest on capital		(1,144,132)	(1,117,354)
Payments of subordinated liabilities		(3,274,443)	-
Payments of other long-term liabilities	9-b.3	(21,319,005)	(7,779,540)
Increase/Decrease in non-controlling interests		(23,693)	(1,706)
Total net cash flows from financing activities (3)		428,035	6,937,647
NET DECREASE IN CASH (1+2+3)		2,573,045	7,977,866
Cash and cash equivalents at beginning of period		19,617,679	9,017,406
Cash and cash equivalents at end of period		22,190,724	16,995,272

Cash and cash equivalents components
Cash		3,064,017	3,793,988
Loans and other		19,126,707	13,201,284
Total of cash and cash equivalents		22,190,724	16,995,272

Non-cash transactions
Foreclosures loans and other assets transferred to non-current assets held for sale		14,887	3,062
Dividends and interest on capital declared but not paid	11-b	950,000	1,470,000
Supplemental information
Interest received		24,307,774	28,116,832
Interest paid		9,492,625	12,127,548

The accompanying Notes and Appendix I are an integral part of these financial statements.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Amounts in thousands of Brazilian Reais - R$, unless otherwise stated

1. General information, basis of presentation of the consolidated interim financial statements and other information

a) General information

Banco Santander (Brasil) S.A. (Banco Santander or Bank), indirectly controlled by Banco Santander, S.A., with headquarters in Spain (Banco Santander Spain),  is the lead institution of the financial and non-financial group  (Conglomerate Santander) with the Central Bank of Brazil (Bacen), established as a corporation, with main office at Avenida  Presidente Juscelino Kubitschek, 2041 e 2235 - Bloco A - Vila Olímpia - São Paulo - SP. Banco Santander operates as a multiple bank and through its subsidiaries carries out its operations through three segments (note 14): (i) Commercial Bank, (ii) Global Wholesale Bank, which operates with commercial, investment, credit and financing and exchange, mortgage lending, leasing, credit cards and securities brokerage,  and (iii) Asset Management, asset management, insurance brokerage, private pension and capitalization. Its operations are conducted as part of a set of institutions that operate on integrated financial markets and capital.

The consolidated interim financial statements for the period ended on June 30, 2013 were approved by the Board of directors at the meeting held on July 29, 2013.

b) Basis of presentation of the consolidated interim financial statements

These consolidated interim financial statements were prepared and are presented in accordance with IAS 34, Interim Financial Reporting, from International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), and the interpretations issued by the IFRS Interpretations Committee (Current name of IFRIC) (IFRS).

In accordance with IAS 34, the interim financial information is intended only to provide an update on the content of the latest consolidated financial statements authorized for issue, focusing on new activities, events and circumstances occurred during the period, rather than duplicating information reported in the consolidated financial statements previously presented. Accordingly, these interim financial  statements do not include all the information required for consolidated financial statements prepared under IFRS as adopted by the IASB. To properly understand the information in these interim financial statements, this should be read together with the Bank’s consolidated financial statements for the year ended December 31, 2012.

The accounting policies and methods used in the preparation of these interim consolidated financial statements are the same as those applied in the consolidated financial statements for 2012, with the exception of the application of the new version of IAS 19 Employee Benefits, the effects of the first adoption were recorded as changes accounting practice in accordance with the requirements of IAS 8 - accounting Policies,  changes in Accounting Estimates and Errors.

The Bank presents the revenues and expenses in two separate statements: Income Statement for the period and Statements of Comprehensive Income for the period.

On March 31, 2013, the balance corresponding to the Customer Relationship, classified up to December 31, 2012 under Other intangible assets, was reclassified to improve presentation, under Other Assets, with retrospective effect.

Adoption of new standards and interpretations

The Bank has adopted all standards and interpretations that became effective on January 1ST, 2013. The following standards and interpretations that are applicable to the Bank:

• IFRS 10 - Consolidated Financial Statements replaces the consolidation guidance in IAS 27 Consolidated and Separate Financial Statements (2008) and SIC-12 Consolidation — Special Purpose Entities by introducing a single consolidation model for all entities based on control, irrespective of the nature of the investee (so whether an entity is controlled through voting rights of investors or through other contractual arrangements as is common in special purpose entities). Under IFRS 10, control is based on whether an investor has: i) power over the investee; ii) exposure, or rights, to variable returns from its involvement with the investee; and iii) the ability to use its power over the investee to affect the amount of the returns.

• IFRS 11 - Joint Arrangements - introduces new accounting requirements for joint arrangements, which replaces IAS 31 - Interests in Joint Ventures. According to IFRS 11, it will be obligatory to use the equity method and not allowed to choose the method of accounting for jointly controlled entity. The fundamental principle of IFRS 11 is that parts of a joint  venture agreement must determine the type of joint venture in question, based on the assessment of rights and obligations and, according to the accounting for the type of joint venture. There are two types of joint ventures:

- Joint Operations: Rights and obligations on the assets and liabilities related to the agreement. The parties acknowledge their assets, liabilities and related income and expenses.

- Joint Venture: Rights to the net assets of the Agreement. The parties acknowledge their investments by the equity method.

• IFRS 12 - Disclosures of Involvement with Other Entities requires enhanced disclosures about both consolidated entities and unconsolidated entities  in which an entity has involvement. The objective of IFRS 12 is to allow that financial statement users may evaluate the basis of control, any restrictions  on consolidated assets and liabilities, risk exposures arising from involvements with unconsolidated structured entities and non-controlling interest holders' involvement in the activities of consolidated entities.

• IAS 27 - Consolidated and Separate Financial Statements (2011) - keeps the requirements relating to separate financial statements. The other portions of IAS 27 (2008) are replaced by IFRS 10.

• IAS 28 - Investments in Associates (2011) - amended IAS 28 Investments in Associates (2008) to conform changes based on the issuance of IFRS 10, IFRS 11 and IFRS 12.

• IFRS 13 - Fair Value Measurement - On May 12, 2011, the IASB also issued IFRS 13, which replaces the guidance on fair value measurement in existing  IFRS accounting literature with a single standard. IFRS 13 defines fair value, provides guidance on how to determine fair value and requires disclosures about  fair value measurements. However, IFRS 13 does not change the requirements regarding which items should be measured or disclosed at fair value.

• IAS 19 – Employee Benefits (2011) - On June 16, 2011, the IASB issued a new version of IAS 19, which mainly determines changes in accounting for defined benefit plans eliminating the option of the current model for the application of the “corridor” method for recognition of actuarial gains and losses.

Eliminating the application of the “corridor” method, actuarial gains and losses are fully recognized in equity of the sponsoring entity in other comprehensive  income and in the case of Banco Santander, its financial statements will fully reflect the deficits of the defined benefit plans that may eventually occur.

The amounts recorded respectively in groups "Provisions for pension funds and similar obligations" and "stockholders' equity" on December 31, 2012, and the   income statement for the quarter ended June 30, 2012, and in accordance with IAS 8 - Accounting Policies, changes in Accounting Estimates and Errors as a result of adopting the new version of IAS 19, are:

					2012
	Provisions for pension funds and similar obligations	Stockholders' Equity (1)	Minority	Tax Assets - Deferred	Income Statements for the quarter ended 06/30/2012 (2)
Balances registered originally on December 31, 2012	1,307,815	-	-	-	83,372
Effects of adopting new version of the IAS 19	4,045,305	(2,417,855)	(12,130)	1,615,319	16,972
Balances on December 31, 2012 adjusted	5,353,120	(2,417,855)	(12,130)	1,615,319	100,344
(1) Recorded under the heading in “ Statements of Comprehensive Income”.
(2) Recorded under the heading in “Interest expense and similar charges” and "Provisions (net)", net of tax effects. The adjustment net of tax for the twelve months of 2012 was R$33,944.

Standards and interpretations that will be effective after June 30, 2013

The Bank has not yet adopted the following IFRS or new or revised interpretations, that have been issued, but whose effective date will be after the date of these financial statements:

• IFRS 9 – Financial Instruments: Recognition and Measurement – The main changes of IFRS 9 compared to IAS 39 are: (i) All recognized financial assets that are currently in the scope of IAS 39 will be measured at either amortized cost or fair value; (ii) IFRS 9 does not retain IAS 39’s concept of embedded derivatives for hybrid  contracts if the host contract is a financial asset within the scope of IFRS 9; (iii) the guidance included in IFRS 9 retains the classification criteria for financial liabilities currently contained in IAS 39. However, there are two key differences, relating to presentation and measurement, compared to IAS 39: (a) the presentation of the effects of changes in fair value attributable to a liability’s credit risk; and (b) the elimination of the cost exemption for derivative liabilities to be settled by delivery of unquoted equity instruments.

• Amendment to IFRS 7 - Financial Instruments: Disclosures - encourages qualitative disclosures in the context of the quantitative disclosure required to help users in comparing the Financial Statements.

On December 16, 2011, the IASB delayed the mandatory adoption of IFRS 9 and related disclosure items contained in transient changes of IFRS 7 for January 2015. Early adoption for financial institutions in Brazil is subject to the issuance of pronouncements by the IASB, translated into Portuguese by a Brazilian entity accredited by the International Accounting Standards Committee Foundation (IASC Foundation), and approval by the Bacen.

The managers understand the adoption of the above-mentioned standards and interpretations do not have a material effect on the consolidated financial statements taken as a whole, except to IFRS 9, which the Bank is analyzing the impacts from the adoption of this standard.

c) Estimates made

The consolidated results and the determination of consolidated equity are influenced by the accounting policies, assumptions, estimates and measurement bases used by the management of the Bank in preparing the consolidated financial statements. The Bank makes estimates and assumptions that affect the reported amounts of assets and liabilities of future periods. All estimates and assumptions required, in conformity with IFRS, are best estimates undertaken in accordance with the applicable standard.

In the consolidated financial statements estimates were made by the management of the Bank and of the consolidated entities in order to quantify certain assets, liabilities, income, expenses and disclosure notes.

The main estimates are further discussed on the December 31, 2012, 2011 and 2010 consolidated financial statements. In the period ended on June 30, 2013 there were no significant changes in the estimates made at 2012 year-end besides those indicated in these interim financial statements.

d) Provisions, Contingent assets and liabilities

Note 2-q to the Bank's consolidated financial statements for the year ended December 31, 2012, 2011 and 2010 includes information on the contingent assets and liabilities. There were no significant changes in the Bank’s contingent assets and liabilities between December 31, 2012 and June 30, 2013 these interim financial statements' reporting date.

e) Comparative information

The information for 2012 contained in these consolidated interim financial statements are presented solely for the purposes of comparison with the information relating to the three-month period ended June 30, 2013.

f) Seasonality of the Bank’s transactions

Considering the activities conducted by the Bank and its subsidiaries, their transactions are not cyclical or seasonal in nature. Accordingly, no specific disclosures are provided in these explanatory notes to the interim financial statements for the six-month period ended June 30, 2013.

g) Materiality

In determining the disclosures to be made in relation to the various items in the financial statements or other matters, the Bank, in accordance with IAS 34, took into account their materiality in relation the interim financial statements.

h) Consolidated cash flow statements

In preparing the consolidated cash flow statements, the high liquidity investments with insignificant risk of changes in values and with original maturity lower than ninety days were classified as “cash and cash equivalents”. The Bank classifies as cash and cash equivalents the balances recorded under “Cash and balance with the Brazilian Central Bank” and "Loans and amounts due from credit institutions" in the consolidated balance sheet, except for restricted resources and long term transactions.

The interest paid and received correspond basically to operating activities of Banco Santander.

i) Functional currency and presentation currency

The consolidated interim financial statements of Banco Santander are presented in Brazilian Reais, functional currency and presentation of these statements.

For each subsidiary, entity under joint control and investment in an unconsolidated company, Banco Santander has defined the functional currency. The assets and liabilities of these entities with functional currency other than the Brazilian Real are translated as follows:

- Assets and liabilities are translated at the exchange rate at the balance sheet date.
- Revenues and expenses are translated at the monthly average exchange rates.
- Gain and losses on translation of net investment are recorded in the statement of comprehensive income, in “exchange rate of investees located abroad”.

j) Measurement of financial assets and liabilities and recognition of fair value changes

In general, financial assets and liabilities are initially recognized at fair value which, in the absence of evidence to the contrary, is deemed to be the transaction price. Financial instruments not measured at fair value through profit or loss are, adjusted by the transaction costs. Financial assets and liabilities are subsequently measured at each period-end.

Valuation techniques

Fair value measurements using a fair value hierarchy that reflects the model used in the measurement process.

Level 1: Financial instruments at fair value, determined on the basis of public price quotations in active markets, include government debt securities, private-sector debt securities, securitized assets, shares, short positions and fixed-income securities issued.

Level 2: The information that is not included in Level 1 that are observable for the asset or liability either directly or indirectly. Level 2 generally includes internal models to estimate the price, in this case are used observable inputs in active markets.

Level 3: Records financial assets and liabilities which are not used observable market data to make the measurement.

Trading Financial Assets, Others financial assets at fair value on through profit or loss, Available-for-sale financial assets and Financial liabilities held for trading.

Level 1: The securities with high liquidity observable prices in an active market are classified as level 1. At this level were classified most of the Brazilian Government Securities (mainly LTN, LFT, NTN-B, NTN-C and NTN-F), shares in stocks and other securities traded in an active market.

Level 2: When price quotations can not be observed, the Management, using their own internal models, make their best estimate of the price that would be set by the market. These models use data based on observable market parameters as an important reference. Various techniques are used to make these estimates, including the extrapolation of observable market data and extrapolation techniques. The best evidence of fair value of a financial instrument on initial recognition is the transaction price, unless the fair value of the instrument can be obtained from other market transactions carried out with the same instrument or similar instruments or can be measured using a valuation technique in which the variables used include only data from observable market, especially interest rates. These securities are classified within Level 2 of the fair value hierarchy and are composed mainly by Agricultural Debt Securities (TDA and Debentures) in a market with less liquidity than those classified at level 1.

Level 3: When there is information that is not based on observable market data, Banco Santander used internally developed models, from curves generated according to the internal model. Level 3 comprises mainly unlisted shares that are not generally traded in an active market.

Derivatives

Level 1: Derivatives traded on exchanges are classified in Level 1 of the hierarchy.

Level 2: For derivatives not traded, the valuation of financial instruments requiring dynamic hedging (basically structured options and other structured instruments), is normally used in the Black-Scholes model. Observable market data are used to obtain factors, such as purchase-sale difference, exchange rates, volatility, correlation between indexes and market liquidity.

In the valuation of certain financial instruments exposed to interest rate risk, such as interest rate futures, caps and floors, the present value method (futures) and the Black-Scholes model (plain vanilla options) are used. The main inputs used in these models are basically observable market data, including the related interest rate curves, volatilities, correlations and exchange rates.

In the case of linear instruments (e.g. credit risk and fixed-income derivatives), credit risk is measured using dynamic models similar to those used in the measurement of interest rate risk. In the case of non-linear instruments, if the portfolio is exposed to credit risk (e.g. credit derivatives), the joint probability of default is determined using the Standard Gaussian Copula model. The main inputs used to determine the underlying cost of credit on credit derivatives are quoted credit risk premiums and the correlation between the quoted credit derivatives of various issuers.

Level 3: Derivatives not traded in stock and do not have an observable data in a active market were classificated as Level 3, and are composed mainly of exotic options and swaps indexed to unobservable inputs.

The following table shows a summary of the fair values of financial assets and liabilities for the period ended June 30, 2013 and December 31, 2012 classified based on several measurement methods adopted by the Bank to determine fair value:

	06/30/2013
Thousands of Reais	Level 1	Level 2	Level 3	Total
Financial assets held for trading	28,813,986	4,092,805	-	32,906,791
Other financial assets at fair value through profit or loss	715,260	188,325	326,341	1,229,926
Available-for-sale financial assets	31,984,090	10,992,178	85,320	43,061,588
Hedging derivatives (assets)	129,975	-	-	129,975
Financial liabilities held for trading	3,643,522	2,190,924	-	5,834,446
Hedging derivatives (liabilities)	478,681	3,853	-	482,534

	12/31/2012
Thousands of Reais	Level 1	Level 2	Level 3	Total
Financial assets held for trading	29,693,009	1,939,296	5,963	31,638,268
Other financial assets at fair value through profit or loss	724,552	124,186	379,580	1,228,318
Available-for-sale financial assets	33,148,387	10,874,055	126,178	44,148,620
Hedging derivatives (assets)	80,257	75,907	-	156,164
Financial liabilities held for trading	3,178,163	2,169,437	4,136	5,351,736
Hedging derivatives (liabilities)	158,899	122,646	-	281,545

The following table shows the changes that occurred during the period of December 31, 2012 and the second quarter of 2013 for level 3:

In thousand of reais	Fair Value on December 31, 2012	Transfers for Level 3	Additions/ Charge-offs	Fair value on June 30, 2013
Financial assets held for trading	5,963	-	(5,963)	-
Other financial assets at fair value through profit or loss	379,580	-	(53,239)	326,341
Available-for-sale financial assets	126,178	-	(40,859)	85,319
Financial liabilities held for trading	4,136	-	(4,136)	-

Recognition of fair value changes

As a general rule, changes in the carrying amount of financial assets and liabilities are recognized in the consolidated income statement, distinguishing between those arising from the accrual of interest and similar items -which are recognized under “Interest and similar income” or “Interest expense and similar charges”, as appropriate- and those arising for other reasons, which are recognized at their net amount under “Gains (losses) on financial assets and liabilities (net)”.

Adjustments due to changes in fair value arising from Available-for-sale financial assets are recognized temporarily in stockholders equity under “Other Comprehensive Income”. Items charged or credited to this account remain in the Bank’s consolidated stockholders equity until the related assets are derecognized, whereupon they are charged to the consolidated income statement.

Hedging transactions

The consolidated entities use financial derivatives for the following purposes: i) to facilitate these instruments to customers who request them in the management of their market and credit risks; ii) to use these derivatives in the management of the risks of the Bank entities' own positions and assets and liabilities (“hedging derivatives”); and iii) to obtain gains from changes in the prices of these derivatives (“financial derivatives”).

Financial derivatives that do not qualify for hedge accounting are treated for accounting purposes as trading derivatives.

A derivative qualifies for hedge accounting if all the following conditions are met:

1. The derivative hedges one of the following three types of exposure:

a. Changes in the fair value of assets and liabilities due to fluctuations, among others, in the interest rate and/or exchange rate to which the position or balance to be hedged is subject (“fair value hedge”);

b. Changes in the estimated cash flows arising from financial assets and liabilities, commitments and highly probable forecast transactions (“cash flow hedge”);

c. The net investment in a foreign operation (“hedge of a net investment in a foreign operation”).

2. It is effective in offsetting exposure inherent in the hedged item or position throughout the expected term of the hedge, which means that:

a. At the date of arrangement the hedge is expected, under normal conditions, to be highly effective (“prospective effectiveness”).

b. There is sufficient evidence that the hedge was actually effective during the whole life of the hedged item or position (“retrospective effectiveness”).

3. There must be adequate documentation evidencing the specific designation of the financial derivative to hedge certain balances or transactions and how this effective hedge was expected to be achieved and measured, provided that this is consistent with the Bank’s management of own risks.

The changes in value of financial instruments qualifying for hedge accounting are recognized as follows:

a. In fair value hedges, the gains or losses arising on both the hedging instruments and the hedged items (attributable to the type of risk being hedged) are recognized directly in the consolidated income statement.

b. In cash flow hedges, the effective portion of the change in value of the hedging instrument is recognized temporarily in stockholders equity under “Other comprehensive Income - Cash flow hedges” until the forecast transactions occur, when it is recognized in the consolidated income statement, unless, if the forecast transactions result in the recognition of non-financial assets or liabilities, it is included in the cost of the non-financial asset or liability. The ineffective portion of the change in value of hedging derivatives is recognized directly in the consolidated income statement.

c. The ineffective portion of the gains and losses on the hedging instruments of cash flow hedges and hedges of a net investment in a foreign operation are recognized directly under “Gains (losses) on financial assets and liabilities (net)” in the consolidated income statement.

If a derivative designated as a hedge instrument no longer meets the requirements described above due to expiration, ineffectiveness or for any other reason, the derivative is classified as a trading derivative.

When fair value hedge accounting is discontinued, the adjustments previously recognized on the hedged item are transferred to profit or loss at the effective interest rate re-calculated at the date of hedge discontinuation. The adjustments must be fully amortized at maturity.

When cash flow hedges are discontinued, any cumulative gain or loss on the hedging instrument recognized in stockholders equity under "Other comprehensive Income” (from the period when the hedge was effective) remains recognized in stockholders equity until the forecast transaction occurs at which time it is recognized in profit or loss, unless the transaction is no longer expected to occur, in which case any cumulative gain or loss is recognized immediately in profit or loss.

2. Basis of consolidation

Appendix I include relevant information on the Bank companies that were consolidated. Similar information regarding companies accounted for under the equity method by the Bank is provided on Note 6.

3. Change in the scope of consolidation

a) Establishment of foreign subsidiary

Banco Santander has an independent subsidiary in Spain, Santander Brasil Establecimiento Financieiro de Credito, S.A. (Santander EFC), in order to complement the foreign trade strategy for corporate clients - large Brazilian companies and their operations abroad - and offer financial products and services through an offshore entity that is not established in a jurisdiction with favorable tax treatment.

The approval process of the establishment of foreign subsidiary before the regulatory bodies (Bacen, Spanish Ministerio de Economia y Hacienda and by Banco de España) was completed on March, 28, 2012. The pay up of share capital of the subsidiary, was carried out, amounting €748 million.

4. Financial assets

a) Breakdown by Category

The breakdown by nature and category for measurement purposes, of the Bank’s financial assets, except for the balances relating to “Cash and Balances with the Brazilian Central Bank” and “Hedging Derivatives”, at June 30, 2013 and December 31, 2012 is as follows:

	06/30/2013
	Financial Assets Held for Trading	Other Financial Assets at Fair Value through Profit or Loss	Available-for-Sale Financial Assets	Loans and Receivables	Total
Loans and amounts due from credit institutions	-	858	-	30,162,568	30,163,426
Of which:
Loans and amounts due from credit institutions, gross	-	858	-	30,237,771	30,238,629
Impairment losses (note 4-b.2)	-	-	-	(75,203)	(75,203)
Loans and advances to customers	-	-	-	201,775,572	201,775,572
Of which:
Loans and advances to customers, gross (1) (2)	-	-	-	216,296,473	216,296,473
Impairment losses (note 4-b.2)	-	-	-	(14,520,901)	(14,520,901)
Debt instruments	26,010,369	110,417	41,940,840	247,770	68,309,396
Equity instruments	339,291	1,118,651	1,120,748	-	2,578,690
Trading derivatives	6,557,131	-	-	-	6,557,131
Total	32,906,791	1,229,926	43,061,588	232,185,910	309,384,215

	12/31/2012
	Financial Assets Held for Trading	Other Financial Assets at Fair Value through Profit or Loss	Available-for-Sale Financial Assets	Loans and Receivables	Total

Loans and amounts due from credit institutions	-	5,065	-	29,913,132	29,918,197
Of which:
Loans and amounts due from credit institutions, gross	-	5,065	-	29,988,339	29,993,404
Impairment losses (note 4-b.2)	-	-	-	(75,207)	(75,207)
Loans and advances to customers	-	-	-	196,774,297	196,774,297
Of which:
Loans and advances to customers, gross (1)	-	-	-	210,740,669	210,740,669
Impairment losses (note 4-b.2)	-	-	-	(13,966,372)	(13,966,372)
Debt instruments	26,646,708	124,187	43,044,570	269,612	70,085,077
Equity instruments	428,589	1,099,066	1,104,050	-	2,631,705
Trading derivatives	4,562,971	-	-	-	4,562,971
Total	31,638,268	1,228,318	44,148,620	226,957,041	303,972,247

(1) In the second quarter of 2012 we acquired, through our wholly-owned subsidiary in Spain, from Banco Santander S.A. (our controlling shareholder, Santander Spain) - New York Branch and London Branch, under commutative conditions, a portfolio of financing contracts to export and import, related to operations contracted with Brazilian clients or their affiliates abroad, totaling US$29 million and US$90 million equivalent toR$60 million and R$121 million (using the exchange rate of the days when there were operations). These transactions were carried out in compliance with our policy on related parties transactions, including after receipt of approval by our board of directors.

(2) In June 30, 2013, the amount recorded on “Loans and advances to customers” related to loan portfolio assigned is R$458,849 (12/31/2012 – R$508,714), and R$441,140 (12/31/2012 – R$495,657) of “Other financial liabilities - Financial Liabilities Associated with Assets Transfer”.

b) Valuation adjustments for impairment of financial assets

b.1) Available-for-sale financial assets

As indicated in Note 2 of the consolidated financial statements of the Bank for the year ended December 31, 2012, changes in the carrying  amounts of financial assets and liabilities are recognized in the consolidated income statement. Except in the case of available-for-sale  financial assets, whose changes in value are recognized temporarily in consolidated stockholders' equity under “Other Comprehensive Income”.

Charge or credit the “Other Comprehensive Income” as a result of the fair value measurement, remain in the Bank's consolidated stockholders' equity until the related assets are derecognized, whereupon they are accounted to the consolidated income statement.  As part of the process of fair value measurement, when there is objective evidence that the financial instruments are impaired, the amounts are no longer recognized in equity under “Other Comprehensive Income” and are reclassified, for the cumulative amount at that date, to the consolidated income statement.

As at June 30, 2013 the Bank analyzed the changes in fair value of the various assets comprising this portfolio and concluded that, at that date, there were no significant differences whose origin could be considered to arise from permanent impairment. Accordingly, the total of the changes in the fair value of these assets are presented under “Other Comprehensive Income”. The changes in the balance of valuation adjustments in the interim period are recognized in the Consolidated Statements of Comprehensive Income.

b.2) Loans and receivables

The changes in the balance of the allowances for impairment losses on the assets included under “Loans and Receivables” in the six-months periods ended June 30, 2013 and 2012 were as follows:

			06/30/2013	06/30/2012
Balance at beginning of the period			14,041,579	11,179,836
Impairment losses charged to income for the period – Loans and receivables			7,835,048	8,656,643
Write-off of impaired balances against recorded impairment allowance			(7,280,523)	(6,889,830)
Balance at end of the period			14,596,104	12,946,649
Recoveries of loans previously charged off			183,677	762,282

Considering these amounts recognized in “Impairment losses charged to income” and the "Recoveries of loans previously charged off", the "Impairment losses on financial assets - Loans and receivables” amounted to R$7,651,371 and R$7,894,361 in the six-month periods ended June 30, 2013 and 2012, respectively.

c) Impaired assets

Detail of the changes in the balance of the financial assets classified as loans and receivables considered to be impaired due to credit risk in the six-month periods ended June 30, 2013 and 2012 is as follows:

			06/30/2013	06/30/2012
Balance at beginning of the period			16,057,137	13,072,693
Net additions			7,221,371	9,332,810
Written-off assets			(7,280,523)	(6,889,830)
Balance at end of the period			15,997,985	15,515,673

5. Non-current assets held for sale

At June 30, 2013 and December 31, 2012, the total amount of non-current assets held for sale includes foreclosed assets and other tangible assets.

6. Investments in associates

a) Breakdown

The breakdown, by company, of the balance of “Investments in associates ” is as follows:

	Participation %		Investments
Jointly Controlled by the Banco Santander	06/30/2013	12/31/2012	06/30/2013	12/31/2012
Companhia de Crédito, Financiamento e Investimento RCI Brasil (1)	39.89%	39.89%	441,664	413,047
Norchem Participações e Consultoria S.A. (2)	50.00%	50.00%	23,552	23,369
Cibrasec - Companhia Brasileira de Securitização (2) (3)	13.64%	13.64%	10,071	10,285
Estruturadora Brasileira de Projetos S.A. - EBP (2) (3)	11.11%	11.11%	7,412	2,726

Jointly Controlled by Santander S.A. Serviços Técnicos, Administrativos e de Corretagem de Seguros (Santander Serviços)
Webmotors S.A. (5)	70.00%	100.00%	310,283	-
Tecnologia Bancária S.A. - TECBAN (4)	20.82%	-	109,866	-

Significant Influence of Banco Santander
Norchem Holding e Negócios S.A. (2)	21.75%	21.75%	26,728	22,666
BW Guirapá I S.A. (6)	40.57%	-	49,906	-

Total			979,482	472,093

	Results of Investments
Jointly Controlled by the Banco Santander	04/01/2013 to 06/30/2013	04/01/2012 to 06/30/2012	01/01/2013 to 06/30/2013	01/01/2012 to 06/30/2012
Companhia de Crédito, Financiamento e Investimento RCI Brasil (1)	21,843	14,089	40,312	21,846
Companhia de Arrendamento Mercantil RCI Brasil (1)	-	822	-	9,274
Norchem Participações e Consultoria S.A. (2)	303	431	524	848
Cibrasec - Companhia Brasileira de Securitização (2) (3)	551	17	314	688
Estruturadora Brasileira de Projetos S.A. - EBP (2) (3)	(295)	2,116	1,857	2,867

Jointly Controlled by Santander Serviços
Webmotors S.A. (5)	(98)	-	(98)	-
Tecnologia Bancária S.A. - TECBAN (4)	1,595	-	1,595	-

Significant Influence of Banco Santander
Norchem Holding e Negócios S.A. (2)	5,367	345	5,584	731
BW Guirapá I S.A. (6)	(88)	-	(88)	-
Total	29,178	17,820	50,000	36,254

(1) At the Extraordinary General Meeting held on May 31, 2012 of Companhia de Arrendamento Mercantil RCI Brasil (Leasing RCI Brasil) and Companhia de Crédito, Financiamento e Investimento RCI Brasil (Financeira RCI Brasil), their respective stockholders approved the proposed merger of shares of Leasing RCI Brasil to the equity of Financeira RCI Brasil on the base date of March 31, 2012 becoming the Leasing RCI Brasil an indirect participation of the Bank.

(2) Companies delayed by one month for the calculation of equity.

(3) Although the participations was less than 20%, the Bank exercises control over the entity together with other major stockholders' through a stockholders' agreement where no business decision can be taken by a single shareholder.

(4) Acquisition by Santander Serviços shares of the company Tecban held by Santusa as sale and purchase agreement entered into between the parties on January 21, 2013. The acquisition, corresponding to 20.82% of the share capital of Tecban, is subject to authorization by the Bacen pursuant to Resolution 4.062/2012, and effective on March 27, 2013.

(5) Was celebrated on June 21, 2013 an agreement with the objective of Carsales.com Limited (Carsales) participation in Webmotors’ capital (Transaction), a company indirectly controlled by  Banco Santander, for R$180 million. The Transaction will be implemented through the acquisition by the Carsales of new shares of Webmotors’ capital, representing 30% of all capital. Although  the participation exceeds 50%, in accordance with the stockholders' agreement, Banco Santander and Carsales now joint control. This transaction generated a gain in Santander Serviços amounting  R$119,961 related to the change in the percentage shareholding in Webmotors S.A. due to the entry of Carsales in its capital and R$169,775, related to the recognition of the fair value of the indirect  remaining in Banco Santander of Webmotors’ capital of 42.5% (60.65% for the Bank's investment in the Santander Serviços’ capital under  70.00% of investment  to Santander Serviços for Webmotors S.A.), under IFRS 10 - Consolidated Financial Statements, these amounts were recorded in “Gains (losses) on non-current assets held for sale not classified as discontinued operations”.

(6) Equity interest acquired in May 2013.
(*)Associates companies and joint ventures do not have their shares listed on the Stock Exchange.
(**) The Bank does not have collateral with associates and joint ventures.
(***) The Bank does not have contingent liabilities with significant risk of possible losses related to investments in affiliates.

b) Changes

The changes in the balance of this item in the six-month periods ended June 30, 2013 and 2012 were as follows:

			06/30/2013	06/30/2012
Balance at beginning of period			472,093	422,225
Capital increases			2,830	-
Addition			468,554	-
Income from companies accounted for by the equity method			50,000	36,254
Dividends proposed/received			(14,058)	(21,873)
Others			63	43
Balance at end of period			979,482	436,649

c) Impairment losses

No impairment was accounted with respect to investments in associates and joint ventures in the period ended on June 30, 2013 and December 31, 2012.

7. Tangible assets

a) Changes

In the six-month periods ended June 30, 2013and 2012 tangible asset items were acquired for R$562,242 and R$502,382, respectively. Also, in the six-month periods ended  June 30, 2013 and 2012 tangible asset items were disposed, and the carrying amounts was R$6,873 and R$5,833, respectively, giving rise to net gains on disposal of R$121,741(1) and R$1,921, respectively.

(1) In 2013, Includes R$ 121,391 related to the income on sale of real estate to the Fundo Imobiliário Santander Agências, recorded on consolidated income statement “Gains (losses) on disposal of assets not classified as non-current assets held for sale”. This fund has administration and management of third parties.

b) Impairment losses

There were no significant impairment losses on tangible assets in the period ended June 30, 2013 and 2012.

c) Tangible asset purchase commitments

On June 30, 2013 the Bank has contractual commitments for the purchase of tangible assets in the amount of R$2,595.

8. Intangible assets

a) Goodwill

The goodwill recorded is subject to impairment test at least annually or in a short period, whenever there are indications of impairment and was allocated according to the operating segments (note 14).

Is used value in use as the base to evaluate goodwill with the impairment test. For this purpose, we estimate cash flow for a period of 10 years.  A 10 year period is considered adequate to determine the economic value of a cash-generating unit, assuming continuity in levels of operating activity.  We prepare cash flows considering several factors, including: (i) macro-economic projections, such as interest rates, inflation and exchange rates, among others, (ii) the performance and growth estimates of the Brazilian financial system, (iii) increased costs, returns, synergies and investment plans, (iv) the behavior of customers, and (v) the growth rate and long-term adjustments to cash flows. These estimates rely on assumptions regarding the likelihood of future events, and changing certain factors could result in differing outcomes. The estimate of cash flows is based on valuations prepared by independent research company, which is reviewed and approved by the Executive Board.

The impairment test of goodwill was conducted as at December 31, 2012, and for the current period was not identified any evidence of impairment.

		06/30/2013	12/31/2012
Breakdown/Operating segments:
Banco ABN Amro Real S.A. (Banco Real)/ Commercial Banking		27,217,565	27,217,565
Total		27,217,565	27,217,565

b) Other intangible assets

The details by asset category of the "other intangible assets" of the consolidated balance sheets are as follow:

With finite lives:	Estimated Useful Life	06/30/2013	12/31/2012
IT developments	3 years	3,582,946	3,423,036
Other assets	Up 5 years	216,289	214,747
Amortization		(1,850,038)	(1,584,341)
Impairment losses (1)		(31,220)	(335)
Total		1,917,977	2,053,107

(1) In 2013, includes impairment loss of assets in the acquisition and development of software in the amount of R$31,929. This loss was recorded due to obsolescence and discontinuity of these systems and this accounted for under “Impairment losses on other assets (net) - Other Intangible Assets.”

9. Financial liabilities

a) Breakdown by category

The breakdown by nature and category for purposes of measurement, of the Bank’s financial liabilities, other than “Hedging Derivatives”, as at June 30, 2013 and December 31, 2012 is as follows:

	06/30/2013
	Financial Liabilities Held for Trading	Financial Liabilities at Amortized Cost	Total
Deposits from Brazilian Central Bank and deposits from credit institutions	-	31,588,943	31,588,943
Customer deposits	-	199,686,791	199,686,791
Marketable debt securities	-	62,017,418	62,017,418
Trading derivatives	5,532,134	-	5,532,134
Subordinated liabilities	-	9,045,631	9,045,631
Short positions	302,312	-	302,312
Other financial liabilities	-	18,265,834	18,265,834
Total	5,834,446	320,604,617	326,439,063

	12/31/2012
	Financial Liabilities Held for Trading	Financial Liabilities at Amortized Cost	Total
Deposits from Brazilian Central Bank and deposits from credit institutions	-	35,073,626	35,073,626
Customer deposits	-	188,594,930	188,594,930
Marketable debt securities	-	54,012,018	54,012,018
Trading derivatives	5,111,553	-	5,111,553
Subordinated liabilities	-	11,919,151	11,919,151
Short positions	240,183	-	240,183
Other financial liabilities	-	17,376,481	17,376,481
Total	5,351,736	306,976,206	312,327,942

b) Composition and details

b.1) Deposits from the Brazilian Central Bank and Deposits from credit institutions

		06/30/2013	12/31/2012
Demand deposits (1)		256,813	47,763
Time deposits (2)		27,361,103	26,077,164
Repurchase agreements		3,971,027	8,948,699
Total		31,588,943	35,073,626
(1) Non-interest bearing accounts.
(2) It includes the operation with credit institution arising from export and import financing lines, BNDES and Finame on-lendings, locally and abroad, and other foreign credit.

b.2) Customer deposits

		06/30/2013	12/31/2012
Demand deposits
Current accounts (1)		13,320,732	13,585,488
Savings accounts		29,293,118	26,856,910
Time deposits		82,546,082	84,586,047
Repurchase agreements		74,526,859	63,566,485
Total		199,686,791	188,594,930
(1) Non-interest bearing accounts.

b.3) Marketable debt securities

		06/30/2013	12/31/2012
Real estate credit notes - LCI (1)		12,934,136	11,236,843
Bonds and other securities		16,525,106	13,049,920
Treasury Bills (2)		28,559,122	25,320,186
Securitization notes (MT100) (3)		2,275,287	2,236,089
Agribusiness credit notes - LCA (5)		1,522,332	2,008,472
Debentures (4)		201,435	160,508
Total		62,017,418	54,012,018
(1) LCI´s are fixed income securities underlied to mortgage loans and collateralized by mortgage or chatell mortgage on property. On June 30, 2013, there are maturities between 2013 and 2018.

(2) The main features of the financial letters are the minimum period of two years, minimum notional of R$300 and permission for early redemption of only 5% of the issued amount. On June 30, 2013, have a maturity between 2013 to 2018.

(3) Issuance of bonds tied to the right to receive of future flow of payment orders receivable from foreign correspondent banks.

(4) Debentures issued by the subsidiary MS Participações in three series (November 2011 – R$82,122, March 2012 – R$47,592 and May 2012 – R$33,732) with earnings indexed to CDI + 1.77% p.a. and maturing on August 21, 2013.

(5) Agribusiness credit notes are fixed income securities which resources are allocated to the promotion of agribusiness, indexed at 85.0% to 100.0% of CDI and June 30, 2013, have maturities between 2013 to 2014.

The changes in the balance of Marketable debt instruments in the six-month period ended June 30, 2013 and 2012 were as follows:

		06/30/2013	12/31/2012
Balance at beginning of the period		54,012,018	38,590,423
Issues		26,213,792	15,891,017
Payments		(21,319,005)	(7,779,540)
Interest		1,890,614	1,867,124
Exchange differences and Others		1,219,999	910,869
Balance at end of the period		62,017,418	49,479,893

The Composition of "Eurobonds and other securities" is as follows:

					Interest	06/30/2013	12/31/2012
		Issuance	Maturity	Currency	Rate (p.a.)	Total	Total
Eurobonds		March-11	March-14	US$	Libor + 2.1%	2,658,720	2,452,473
Eurobonds		April and November-10	April-15	US$	4.5%	1,883,055	1,740,005
Eurobonds		January and June-11	January-16	US$	4.3%	1,895,197	1,741,878
Eurobonds		February and September - 12	February-17	US$	4.6%	3,046,220	2,806,547
Eurobonds (2)		March and May-13	March-16	R$	8.0%	1,284,705	-
Eurobonds		June-11	December-14	CHF	3.1%	358,013	335,749
Eurobonds (2)		April-12	April-16	CHF	3.3%	354,692	343,275
Eurobonds (2)		March-13	April-18	US$	4,5% a 8,4% (1)	743,772	-
Eurobonds		November-05	November-13			167,999	333,182
Others						4,132,733	3,296,811
Total						16,525,106	13,049,920
(1) The operation has flow compound interest: up to 04.17.2013 = 4.5% p.a. in the period 04.18.2013 to 10.17.2017 = 8.4% p.a. and 10.18.2017 to 04.17.2018 = 7.0% p.a.

(2) Includes R$2,309,542 (12.31.2012 – R$820,077) in cash flow hedge operations, R$1,284,705 indexed in Reais, R$876,871 indexed on foreign currency - Swiss Franc (12.31.2012 – R$679,025), R$93,768 in Chilean Peso (12.31.2012 – R$91,767) and R$54,198 in Iuan (12.31.2012 - R $ 49,285) and R$294,210 for market risk hedge operations indexed to foreign currency - Swiss Franc.

In June 30, 2013 no issues were convertible into Bank shares, nor had any privileges or rights been granted that may, in certain circumstances, make them convertible into shares.

The Composition of "Securitization notes - MT100" is as follows:

	Issuance	Maturity	Currency	Interest rate (p.a.)		06/30/2013	12/31/2012
2008-1 Series (1)	May-08	March-15	US$	6.2%		187,112	212,565
2008-2 Series (2)	August-08	September-17	US$	Libor (6 months) +0.8%		889,303	820,758
2009-1 Series	August-09	September-14	US$	Libor (6 months) + 2.1%		57,111	69,730
2009-2 Series	August-09	September-19	US$	6.3%		106,163	103,967
2010-1 Series	December-10	March-16	US$	Libor (6 months) + 1.5%		477,375	513,993
2011-1 Series (3)	May-11	March-18	US$	4.2%		224,145	206,758
2011-2 Series (4)	May-11	March-16	US$	Libor (6 months) + 1.4%		334,078	308,318
Total						2,275,287	2,236,089
(1) Charges payable semiannually.
(2) Principal is payable in 6 semiannual installments from March 2015 (the period of this series was extended by three years in August 2011).
(3) Notional will be paid in 9 semiannual installments from March 2014.
(4)Notional will be paid in 5 semiannual installments from March 2014.

b.4) Subordinated liabilities

The Composition of "Subordinated Deposit Certificates" is as follows:

						06/30/2013	12/31/2012
		Issuance	Maturity(1)	Issuance Value	Interest Rate (p.a.)	Total	Total
Subordinated Deposit Certificates		June-06	July-16	R$1.500 million	105.0% CDI	3,159,106	3,048,617
Subordinated Deposit Certificates		October-06	September-16	R$850 million	104.5% CDI	1,708,799	1,649,313
Subordinated Deposit Certificates		July-07	July-14	R$885 million	104.5% CDI	1,609,568	1,553,537
Subordinated Deposit Certificates		April-08	April-13	R$600 million	100.0% CDI + 1.3%	-	1,010,620
Subordinated Deposit Certificates		April-08	April-13	R$555 million	100.0% CDI + 1.0%	-	929,321
Subordinated Deposit Certificates		July-06 to October-06	July-16 and July-18	R$447 million	104.5% CDI	927,605	895,314
Subordinated Deposit Certificates		January-07	January-13	R$300 million	104.0% CDI	-	561,379
Subordinated Deposit Certificates		August-07	August-13	R$300 million	100.0% CDI + 0.4%	543,984	524,743
Subordinated Deposit Certificates		January-07	January-14	R$250 million	104.5% CDI	486,026	469,107
Subordinated Deposit Certificates		May-08 to June-08	May-13 to May-18	R$283 million	CDI (2)	96,782	461,792
Subordinated Deposit Certificates		May-08 to June-08	May-13 to June-18	R$268 million	IPCA (3)	345,941	494,490
Subordinated Deposit Certificates		November-08	November-14	R$100 million	120.5% CDI	167,820	161,101
Subordinated Deposit Certificates		February-08	February-13	R$85 million	IPCA +7.9%	-	159,817
Total						9,045,631	11,919,151

(1) Subordinated Deposit Certificates issued by Banco Santander with yield paid at the end of the term together with the principal.
(2) Indexed to 100% and 112% of the CDI plus interest of 1,5% p.a.
(3) Indexed to the extended consumer price index plus interest of 8.3% p.a. to 8.4% p.a.

Changes in the balance of "Subordinated liabilities" in six-month period ended June 30, 2013 and 2012 were as follows:

	06/30/2013	06/30/2012
Balance at beginning of the period	11,919,151	10,908,344
Payments	(3,274,443)	-
Interest	400,923	545,263
Balance at end of the period	9,045,631	11,453,607

10. Provisions

a) Breakdown

The breakdown of the balance of “Provisions” is as follows:

	06/30/2013	12/31/2012
Provisions for pension funds and similar obligations	3,074,554	5,353,118
Provisions for judicial and administrative proceedings, commitments and other provisions	6,764,807	7,514,266
Judicial and administrative proceedings under the responsibility of former controlling stockholders	1,008,291	991,394
Judicial and administrative proceedings	5,410,360	5,797,782
Of which:
Civil	1,629,571	1,480,320
Labor	1,982,149	2,611,852
Tax and Social Security	1,798,640	1,705,610
Others provisions (1)	346,156	725,090
Total	9,839,361	12,867,384
(1) Includes mainly provisions for taxes and other legal, civil and labor contingencies.

b) Provisions for contingent liabilities, commitments and other provisions

Banco Santander and its subsidiaries are parties to judicial and administrative proceedings involving civil, labor, tax and social security matters arising in the normal course of their business.

Provisions were recognized based on the nature, complexity and history of the lawsuits, and on the opinion of the in-house and outside legal counsel. Banco Santander's policy is to accrue the  full amount of the potential risk of loss whose valuation is classified as probable. The statutory tax and social security were fully recognized in the financial statements.

Management understands that the recognized provisions are sufficient to cover probable losses with respect to judicial and administrative proceedings as follows:

b.1) Tax and Social Security Proceedings

The main lawsuits related to tax legal obligations, recorded in the line "Tax Liabilities - Current", fully registered as obligation, are described below:

• PIS and Cofins - R$9,521,256 (12/31/2012 - R$8,735,925): The Bank and its subsidiaries filed lawsuits seeking to invalidate the provisions of Law 9,718/98, pursuant to which PIS and COFINS taxes must be levied on all revenues of legal entities. Prior to the enactment of such provisions, which have been overruled by recent Supreme Court decisions for nonfinancial institutions, PIS and COFINS were levied only on revenues from services and sale of goods.

• Increase in CSLL tax rate - R$1,175,959 (12/31/2012 - R$1,103,018) – The Bank and its subsidiaries filed lawsuits for an injunction to avoid the increase in the CSLL tax rate established by Executive Act 413/2008, subsequently codified into Law 11,727/2008. Financial institutions were formerly subject to a CSLL tax rate of 9%; however, new law established a 15% CSLL tax rate as from April 2008. Judicial proceedings are pending judgment.

Banco Santander and its subsidiaries are parties to judicial and administrative proceedings related to tax and social security matters, which are classified based on the opinion of legal counsel as probable loss risk.

The main topics discussed in these lawsuits are:

• CSLL - equal tax treatment - R$51,804 (12/31/2012 - R$51,271) - The Bank and its subsidiaries filed a lawsuit challenging the application of an increased CSLL rate of 18% for financial companies, applicable until 1998, compared to the CSLL rate of 8% for non-financial companies on the basis of the constitutional principle of equal tax treatment.

• Tax on Services for Financial Institutions (ISS) - R$494,937 (12/31/2012 - R$445.497): The Bank and its subsidiaries filed lawsuits, in administrative and judicial proceedings, some municipalities collection of ISS on certain revenues derived from transactions not usually classified as the rendering of services.

• Social Security Contribution (INSS) - R$347,608 (12/31/2012 - R$349,855): The Bank and its subsidiaries are involved in administrative and judicial proceedings regarding the collection of income tax on social security and education allowance contributions over several funds that, according to the evaluation of legal advisors, have no nature of salary.

b.2) Labor contingencies

These are lawsuits brought by labor Unions, Associations, Public Prosecutors and former employees claiming labor rights they understand are due, especially payment for overtime and other labor rights, including retirement benefit lawsuits.

For claims considered to be similar and usual for the business, provisions are recognized based on the history of payments made. Claims that do not fit into the previous criterion are assessed individually, based on the status of each lawsuit, law and previous court decisions according to the assessment of the likelihood of a favorable outcome, and the risk assessment made by the legal counsel, and the provisions are recognized based on such assessment of losses by the legal counsel.

b.3) Civil contingencies

These contingencies are generally caused by: (1) lawsuits with a request for revision of contractual terms and conditions or requests for monetary adjustments, including alleged effects of implementing various economic plans of the government, (2) actions arising from loan agreements, (3) enforcement actions, and (4) actions for compensation for damages. For civil lawsuits considered common and similar in nature, the provisions are recorded based on previous payments statistical average, and evaluating successful second legal evaluation. Lawsuits for other processes are determined individually according to the analysis applicable to the circumstances of each case.

The main lawsuits classified as probable loss are described below:

Lawsuits for indemnity - seek indemnity for property damage and/or moral, relating to the consumer relationship on matters related to credit cards, consumer credit, bank accounts, collection and loans and other operations. In the civil lawsuits considered to be similar and usual for the business, provisions are recognized based on the history of payments made. Civil lawsuits that do not fit into the previous criterion are accrued according to the individual assessment made, and provisions are recognized based on the status of each lawsuit, law and previous court decisions according to the assessment of the likelihood of a favorable outcome, and the risk assessment made by the legal counsel.

Economic Plans - efforts to recover collective assessment, the deficient inflation adjustments in savings accounts arising from the Economic Plans (Bresser, Verão, Collor I and II). These refer to the lawsuits filed by savings accountholders disputing the interest credited by the Banco Santander under such plans as they considered that such legal amendments infringed on the rights acquired with regard to the application of the inflation indexes. Provisions are set aside for such lawsuits based on the average payments made historically. Civil lawsuits that do not fit into the previous criterion are accrued according to the individual assessment made, and provisions are recognized based on the status of each lawsuit, law and previous court decisions according to the assessment of the likelihood of a favorable outcome, and classification of the legal counsel. The Banco Santander is also a party in public class action suits on the same issue filed by consumer rights organizations, Public Prosecutor’s Offices and Public Defender’s Offices. In these cases, the provision is made only after the final unappealable sentence is handed down on the lawsuits, based on the individual execution orders. The Superior Court of Justice (STJ) decided against the bank’s. The Supreme Court is still analyzing the subject and has already ordered the suspension of all the procedures except those that were not already decided in trial courts and those who have a final decision. There are decisions favorable to banks at the Supreme Court with regard to the economic phenomenon similar to that of savings accounts, as in the case of monetary restatement of time deposits (Bank Deposit Certificates - CDB) and agreements (present value table). Moreover, there are precedents at the Supreme Court regarding the constitutionality of the norms that changed Brazil’s monetary standard. In April 14, 2010, in the STJ was recently decided that the deadline for the filing of civil lawsuits that argue the government's purge of five years but this decision not handed down on the lawsuits yet. Thus, with this decision, a majority stake, as was proposed after the period of 5 years are likely to be rejected, reducing the values involved. Still, in October 2011 the Supreme Court decided that the deadline for individual savers to qualify in the public civil litigations, also is five years, counted from the final judgment of their sentence, that not handed down on the lawsuits yet. Banco Santander believes in the success of the arguments defended in these courts based on their content and the sound legal basis.

b.4) Civil, labor, tax and social security contingencies classified as possible loss risk

Refer to judicial and administrative proceedings involving civil, labor, tax and social security matters assessed by the legal counsels as possible loss risk, which were not accrued as a provision.

Tax lawsuits classified as possible loss risk, totaled R$9.3 billion, including the following main lawsuits:

• Provisional Contribution on Financial Transactions (CPMF) on Customer Operations - In May 2003, the Federal Revenue Service of Brazil issued a tax assessment against Santander Distribuidora de Títulos e Valores Mobiliários Ltda. (“Santander DTVM”) and another tax assessment against the former Banco Santander Brasil S.A. The tax assessments refer to the collection of “CPMF” tax on transactions conducted by Santander DTVM in the management of its customers’ funds and clearance services provided by Banco Santander to Santander DTVM in 2000, 2001 and the first two months of 2002. Based on the evaluation of legal counsel, the tax treatment was adequate. Santander DTVM succeeded in the second instance in its proceeding before the Board of Tax Appeals (Conselho Administrativo de Recursos Fiscais – CARF). However this decision was reversed and a new appeal was introduced, which is subject to assessment. The Banco Santander Brasil S.A. was found liable for the tax assessment. Both decisions were appealed by the respective losing parties and the proceedings are pending final judgment of the respective appeals in a non-appealable proceeding before CARF. As of June 30, 2013 amounts related to these claims are approximately R$593 million each.

• IRPJ and CSLL on Reimbursement Arising from Contractual Guarantees - The Federal Revenue Service of Brazil issued infraction notices against Banco Santander with respect to the collection of IRPJ and CSLL taxes for tax years 2002 to 2006 on amounts reimbursed by the previous controlling shareholder of successful banking institutions by Banco Santander as reimbursement obligations for payments made by the Bank and its controlled entities with liabilities arising from the activities carried out by these institutions when the previous controlling shareholder still maintained control of such group. The Federal Revenue Service deemed the amounts to be “taxable income” rather than reimbursements. In November 2011, the CARF dismissed the administrative proceeding in respect to the base period of 2002, fully canceling the record of infraction and was terminated in February 2012 during the term of the appeal. Proceedings related to tax years 2003 to 2006 are ongoing and as of June 30, 2013 amounts related to this period are approximately R$143 million.

• Credit Losses - The Bank and its subsidiaries challenged the tax assessments issued by the Federal Revenue Services of Brazil claiming improper deduction of losses on loans on Income Tax of Legal Entities (IRPJ) and CSLL bases for allegedly failing to meet the relevant requirements under applicable law. As of June 30, 2013 the amount related to this challenge is approximately R$576 million.

• CSLL - equal tax treatment - Lawsuit regarding the difference from social contribution tax rate applied to financial institutions and equivalent entities in the first half of 1996, as such tax rate was higher than the rates applied to other legal entities, which is contrary to the precedence and non-retroactivity constitutional principle. On July 2012 the lawsuit was a final favorable decision.

• INSS on Profit Sharing Payments (“PLR”) – The Bank and the subsidiaries are involved in several administrative and legal proceedings against the tax authorities in connection with the taxation for social security purposes of certain items which are not considered to be employee remuneration. As of June 30, 2013 amounts related to these proceedings totaled approximately R$1,025 million.

• IRPJ and CSLL - Capital Gain - The Brazilian Federal Revenue Service issued a tax assessment against Zurich Santander Brasil Seguros e Previdência S.A. (legal successor of ABN AMRO Brasil Dois Participações S.A. (AAB Dois Par)) charging income tax and social contribution related to the 2005 tax year, claiming that the capital gain on the sale of Real Seguros S.A. and Real Vida e Previdência S.A. by AAB Dois Par should be paid at a 34% tax rate instead of 15%. The assessment was appealed at the administrative level based on understanding that the tax treatment adopted in the transaction was in compliance with the current tax law and the capital gain was properly taxed. Banco Santander is responsible for any adverse outcome in this process as a former controlling shareholder of Zurich Santander Brasil Seguros e Previdência S.A. As of June 30, 2013 the amount related to this proceeding is approximately R$227 million.

The labor lawsuits classified as possible loss risk totaled R$0.5 billion, excluding the lawsuit below:

• Semiannual Bonus or Profit Sharing - a labor lawsuit relating to the payment of a semiannual bonus or, alternatively, profit sharing, to retired employees from the former Banco do Estado de São Paulo S.A. - Banespa, that had been hired by May 22, 1975, filed by Banespa’s Retirees Association. This lawsuit was dismissed against the Bank by the Superior Labor Court. The Supreme Court rejected the extraordinary appeal of the Bank by a monocratic decision maintaining the earlier condemnation. Santander brought Regimental Appeal which awaits decision by the Supreme Court. The Regimental Appeal is an internal appeal filed with the Supreme Court itself, in order to refer the monocratic decision to a group of five ministers. The amount related to this claim is not disclosed due to the current stage of the lawsuit and the possible impact such disclosure may have on the progress of the claim.

The liabilities related to civil lawsuits with possible loss risk totaled R$0.7 billion.

b.5) Judicial and administrative proceedings under the responsibility of former controlling stockholders

Refer to tax, labor and civil lawsuits in the amounts of R$999,113, R$5,663 and R$3,515 (12/31/2012 - R$978,083, R$10,078 and R$3,233), with responsibility of the former controlling stockholders of the banks and acquired entities. Based on the agreements signed these lawsuits have guarantees of full reimbursement  by the former controlling stockholders, and amonts reimbursable were recorded under other assets.

11. Stockholders Equity

a) Capital

The capital, fully subscribed and paid, is divided into registered shares in dematerialized form, no par value.

	Thousand shares
	06/30/2013			12/31/2012
	Common	Preferred	Total	Common	Preferred	Total
Brazilian Residents	19,030,307	18,705,661	37,735,968	18,079,891	17,841,646	35,921,537
Foreign Residents	193,811,425	167,496,724	361,308,149	194,761,841	168,360,739	363,122,580
Total	212,841,732	186,202,385	399,044,117	212,841,732	186,202,385	399,044,117
(-) Treasury shares	(547,779)	(497,981)	(1,045,760)	(568,882)	(517,166)	(1,086,048)
Total outstanding	212,293,953	185,704,404	397,998,357	212,272,850	185,685,219	397,958,069

b) Dividends and interest on capital

In accordance with the Bank’s bylaws, stockholders are entitled to a minimum dividend equivalent to 25% of net income for the year, adjusted according to legislation.  Preferred shares are nonvoting and nonconvertible, but have the same rights and advantages granted to common shares, in addition to priority in the payment of dividends 10% higher than those paid on common shares, and in the capital reimbursement, without premium, in the event of liquidation of the Bank.

Dividend payments have been prepared and will continue to be prepared in accordance with Brazilian Corporate Law.

Before the annual stockholders' meeting, the Board of Directors may establish the amount of dividends out of earnings based on (i) balance sheets or earning reserves from the last balance sheet; or (ii) balance sheets issued in the period shorter than six months, in which case the payment of dividends shall not exceed the amount of capital reserves. These payments are fully input into the mandatory dividend.

			06/30/2013
				Reais per Thousand Shares / Units
				Common	Preferred	Units

Interest on capital (1) (2)			300,000	0.7200	0.7921	79.2055
Interim Dividends (2) (3)			650,000	1.5603	1.7163	171.6337
Total			950,000
(1) Established by the Board of Directors in March 2013, common shares - R$0,6120, preferred shares - R$0,6732 and Units R$67,3247 net of taxes.
(2) Established by the Board of Directors in June 2013.

(3) The amount of interest on capital will be allocated to the mandatory dividend and the amount of interim dividends will be allocated to the supplementary dividend for the year 2013 and both will be paid as of August 29, 2013, without monetary compensation.

			12/31/2012
				Reais per Thousand Shares / Units
				Common	Preferred	Units

Interest on capital (1) (4)			400,000	0.9600	1.0560	105.6001
Interim Dividends (2) (5)			490,000	1.1763	1.2939	129.3968
Intercalary Dividends (2) (4)			410,000	0.9842	1.0827	108.2708
Interest on capital (3) (4)			170,000	0.4081	0.4489	44.8927
Interim Dividends (6) (10)			350,000	0.8402	0.9243	92.4273
Intercalary Dividends (6) (9)			150,000	0.3601	0.3961	39.6117
Interest on capital (8) (9)			450,000	1.0804	1.1884	118.8399
Intercalary Dividends (7) (9)			250,000	0.6002	0.6602	66.0221
Total			2,670,000

(1) Established by the Board of Directors in March, 2012, Common Shares - R$0.8160, Preferred Shares - R$0.8976 and Units - R$89.7600, net of taxes.
(2) Established by the Board of Directors in June, 2012.
(3) Established by the Board of Directors in June, 2012, Common Shares - R$0.3469, Preferred Shares - R$0.3816 and Units - R$38.1589, net of taxes.

(4) The amount of interest on capital and intercalary dividends will be allocated entirely to the mandatory distribution of income for the year 2012 and was paid in August 29, 2012, without any monetary compensation.

(5) The amount of interim dividends will be allocated entirely to the supplementary dividends for the year 2012 and was paid in August 29, 2012, without any monetary compensation.
(6) Established by the Board of Directors in September, 2012.
(7) Established by the Board of Directors in December, 2012.
(8) Established by the Board of Directors in December, 2012, Common Shares - R$0.9183, Preferred Shares - R$1.01016 and Units - R$101.0139, net of taxes.

(9) The amount of the intercalary dividend and interest on capital will be fully imputed to the mandatory dividend for the year of 2012 and were paid from February 26, 2013, without any monetary compensation.

(10) The amount of interim dividends, R$348,950 will be imputed to the mandatory dividend for the year of 2012 and R$1,050 will be alocated to the supplementary dividend for the year 2012 and both will be paid as of February 26, 2013, without any monetary compensation.

c) Treasury Shares

At the meeting held on August 24, 2012, the Board of Directors approved the extension, for one more year, the buyback program certificate of deposit of shares ("Units") approved on August 24, 2011 up to August 24, 2013.

The new Buyback Program aims to: (1) maximize value creations for stockholders' through efficient management of capital structure; (2) facilitate the payment of management, managerial employees and other employees of the Bank and companies under its control, in line with the Resolution of the CMN 3921, of November 25, 2010, pursuant to the Plan of Long-Term Incentive and (3) facilitate the management of risk arising from the services rendered, by the Bank, of market maker in Brazil of certain index funds, where the Units are included in the theoretical portfolio of reference, in accordance with applicable rules. Part of the Units repurchased will be used by the Bank to hedge against price fluctuation of securities that make up the benchmark, and should be bought and sold in accordance with the risk management policy of the Bank.

The Buyback Program will cover the procurement of over to 57,006,302 Units, representing 3,135,346,633 common shares and 2,850,315,121 preferred shares, or ADRs (American Depositary Receipts) by the Bank, or by its Cayman branch, corresponding, on July 31, 2012, approximately 1.5% of the total share capital of the Bank, the same percentage of the previous program.

In 2013 1,512,000 Units were acquired and 1,895,702 Units paid as Bonus and Long-Term Icentive Plan - Local. The balance accumulated of treasury shares on June 30, 2013, amounting to 8,226,716 Units (12/31/2012 – 8,610,418) equivalent to R$126,394 (12/31/2012 – R$134,371). The minimum, weighted average and maximum cost per Unit of the total number of treasury shares is, respectively, R$13.37, R$15.35 and R$18.52. In 2011 1,732,900 ADRs, was acquired and held in treasury, in  the amount of R$39,238 (12/31/2012 - R$36,191). The minimum, weighted average and maximum cost per ADR is US$10.21. The market value of these shares on June 30, 2013 was R$13.55 per Unit and US$6.14 per ADR.

Additionally, during the period of six-months ended in June 30, 2013, treasury shares were traded, refer to the services of a market maker that resulted in a loss of R$676 (12/31/2012 - loss of R$41) recorded directly in equity in capital reserves.

d) Other comprehensive income – Defined benefit plan

The changes of R$1,378,869 between June 2013 and December 2012, was due to the increase in the discount rate applied to the update of the benefit plans and the plans' assets most significant and sponsored by Banco Santander (Banesprev II, V, Pré-75 e Cabesp).

12. Breakdown of income accounts

a) Personnel expenses

	04/01/2013 to 06/30/2013	04/01/2012 to 06/30/2012	01/01/2013 to 06/30/2013	01/01/2012 to 06/30/2012
Wages and salaries	1,066,394	1,054,253	2,154,379	2,168,667
Social security costs	283,735	283,092	570,009	563,307
Benefits	252,562	245,596	513,275	477,140
Defined benefit pension plans	13,946	10,319	27,891	21,354
Contributions to defined contribution pension funds	16,077	16,040	31,704	28,895
Share-based payment costs	8,809	4,878	10,037	22,890
Training	28,534	30,430	48,162	54,266
Other personnel expenses	24,472	83,521	64,919	140,836
Total	1,694,529	1,728,129	3,420,376	3,477,355

b) Other general administrative expenses

	04/01/2013 to 06/30/2013	04/01/2012 to 06/30/2012	01/01/2013 to 06/30/2013	01/01/2012 to 06/30/2012
Property, fixtures and supplies	308,835	291,746	617,788	579,316
Technology and systems	261,219	266,062	517,660	539,248
Advertising	108,844	112,648	186,172	207,801
Communications	150,890	136,279	294,597	280,708
Per diems and travel expenses	43,270	37,562	83,478	76,841
Taxes other than income tax	17,414	19,408	30,777	36,687
Surveillance and cash courier services	133,384	140,270	272,702	276,957
Insurance premiums	3,527	2,821	6,796	5,594
Specialized and technical services	514,294	406,163	932,483	837,079
Technical reports	138,666	81,885	197,078	180,911
Other specialized and technical services	375,628	324,278	735,405	656,168
Other administrative expenses	110,889	205,037	312,210	407,578
Total	1,652,566	1,617,996	3,254,663	3,247,809

13. Share-based compensation

Banco Santander has long-term compensation plans linked to the market price of the shares . The members of the Executive Board of Banco Santander are eligible for these plans, besides the members selected by the Board of Directors and informed to the Human Resources, which  selection may fall according to the seniority of the group. For the Board of Directors members in order to be eligible, it is necessary to exercise Executive Board functions.

a) Local program

The Extraordinary stockholders’ Meeting of Banco Santander held on February 3, 2010 approved the Share-Based Compensation Program - Units of Banco Santander (Local Plan), consisting of two independent plans: Stock Option Plan for Share Deposit Certificates - Units (SOP) and Long-Term Incentive Plan - Investment in Share Deposit Certificates - Units (PSP).

On 25 October 2011, Banco Santander held an Extraordinary General Meeting, which approved the grant of the Incentive Plan Long Term (SOP 2014) - Investment in Certificates of Deposit Shares ("Units") to certain directors and Managerial level employees of the Company and companies under its control.

On 29 April, 2013, Banco Santander held an Extraordinary General Meeting, which approved the grant of the Banco Santander’s share-based compensation program - Stock  Option Plan for Share Deposit Certificates – Units (SOP2013) and the Long-Term Incentive Plan - Investment in Share Deposit Certificates (PSP 2013).

The characteristic of each plan are:

SOP Plan: It is a 3 year Stock Option Plan by which new shares of the Banco Santander are issued, as a manner of retaining the officers’ commitment to long-term results. The period for exercising the options starts on June 30, 2012 and is two years longer than the vesting period. The volume equivalent to 1/3 of the Units resulting from the exercise  of options cannot be sold by the participant during a period of one year from the exercise date of each unit.

Long-Term Incentive Plan - SOP 2014: It is a 3 year Stock Option Plan. The period for exercise begins on June 30, 2014 until June 30, 2016. The number of Units exercisable by the participants will be determined according to the result of the determination of a performance parameter of the Company: total Shareholder Return (TSR) and may be reduced if failure to achieve the goals of reducing the Return on Risk Adjusted Capital (RORAC), comparison made between realized and budgeted in each year, as determined by the Board of Directors. Additionally, it is necessary that the participant remains in the Company during the term of the Plan to acquire a position to exercise the corresponding Units.

Long-Term Incentive Plan – SOP 2013: It is a stock option plan with 3 years of duration. The period for the exercise begins on June 30, 2016 up to June 30, 2018. The number of  Units exercisable by the participants will be determined according to the result of measurement of a performance parameter of the Company: Total Shareholder Return (TSR) and can  be reduced, if not achieved the goals of reducing weighted Return on Assets by Risk (RoRWA), comparison between realized and budgeted in each year, as determined by the Board  of Directors. Additionally, it is necessary that the participant remains in the Company during the term of the Plan to acquire a position to exercise the corresponding Units.

PSP Plan: Compensation Plan based on shares settled in cash, with cycles of 3 years, promoting a commitment of executives with the long-term results. The Plan has as its object the payment of bonus by the Company to Participants under the Variable Compensation and (i) 50% (fifty percent) consist of the delivery "Units", where which can not be sold during the term of 01 (one) year from the date of exercise and (ii) 50% (fifty percent) will be paid in cash, which may be used freely by the Participants ("fifty percent"), after deductions of all taxes, charges and withholdings.

Long-Term Incentive Plan – PSP 2013: Compensation Plan based on shares with cycles of 3 years, promoting a commitment of executives with the long-term results. The Plan has as its object the payment of bonus by the Company to Participants under the Variable Compensation 100% (one hundred percent) consist of the delivery Units.

a.1) Fair Value and Plans Performance Parameters

For accounting of the Local Program plans, an independent consultant promoted simulations based on Monte Carlo methodology's, as presented the performance parameters used to calculate the shares to be granted. Such parameters are associated with their respective probabilities of occurrence, which are updated at the close of each period.

			SOP, PI12 - PSP, PI13 - PSP and PI14 - PSP(1)	SOP 2014 (2)
Total Shareholder Return (TSR) rank		PSP 2013/ SOP 2013	% of Exercisable Shares
1st		100%	50%	100%
2nd		75%	35%	75%
3th		50%	25%	50%
4th		-	-	25%
(1) Associated with the TSR, the remaining 50% of the shares subject to exercise refer to the realization of net income vs. budgeted profit.
(2) The percentage of shares determined at the position of TSR is subject to a penalty according to the implementation of the Return on Risk Adjusted Capital (RORAC).

For measurement of the fair value the following premises was used:

	PSP 2013	PI14 - PSP	PI13 - PSP	PI12 - PSP
Method of Assessment	Binomial	Binomial	Binomial	Binomial
Volatility	40.00%	57.37%	57.37%	57.37%
Probability of Occurrence	56.25%	24.20%	26.97%	43.11%
Risk-Free Rate	9.62%	10.50%	10.50%	11.18%

		SOP 2013	SOP 2014	SOP plan
Method of Assessment		Black&Scholes	Black&Scholes	Binomial
Volatility		40.00%	40.00%	57.37%
Rate of Dividends		3.00%	3.00%	5.43%
Vesting Period		2 years	2 years	2,72 years
Average Exercise Time		5 years	5 years	3,72 years
Risk-Free Rate		9.62%	10.50%	11.18%
Probability of Occurrence		56.25%	71.26%	43.11%
Fair Value of the Option Shares		R$6,32	R$6,45	R$7,19

The average value of shares SANB11 in the period ended on June 30, 2013 is R$13.38 (12/31/2012 - R$14.93).

On the first half of 2013, daily pro-rata expenses amounting R$22,307 (06/30/2012 - R$13,213), relating to the SOP plan and credits R$4,396 (06/30/2012 - R$13,013) relating to the PSP plan. Also recorded in the period a gain with the movement of the market value of the share of the PSP Plan in the amount of R$1,656 as "Gains (losses) on financial assets and liabilities (net) - Others".

	Number of Shares	Exercise Price in Reais	Year Granted	Employees	Date of Commencement of Exercise Period	Expiration Date of Exercise Period
Final Balance on December 31, 2011	29,666,500
Cancelled PI12 - PSP options	(698,103)		2010	Managers	02/03/2010	06/30/2012
Exercised (PI12 - PSP)	(486,852)		2010	Managers	02/03/2010	06/30/2012
Cancelled PI12 - PSP options	(7,759,571)	23.50	2010	Managers	02/03/2010	06/30/2014
Cancelled PI13 - PSP options	(72,209)		2011	Managers	02/03/2010	06/30/2013
Granted PI14 - PSP options	1,910,000		2012	Managers	05/29/2012	06/30/2014
Cancelled PI14 - PSP options	(106,226)		2012	Managers	05/29/2012	06/30/2014
Cancelled SOP 2014	(2,393,163)	14.31	2011	Managers	10/26/2011	12/31/2013
Granted SOP 2014	5,855,000	14.31	2012	Managers	10/26/2011	12/31/2013
Final Balance on December 31, 2012	25,915,376
Cancelled PI13 - PSP options	(11,550)		2011	Managers	02/03/2010	06/30/2013
Cancelled PI14 - PSP options	(56,024)		2012	Managers	05/29/2012	06/30/2014
Cancelled SOP 2014	(723,563)	14.31	2011	Managers	10/26/2011	12/31/2013
Cancelled SOP 2013	11,130,000	14.43	2013	Managers	02/05/2013	12/31/2015
Cancelled SOP 2013	2,433,400		2013	Managers	not granted	12/31/2015
Final Balance on June 30, 2013	38,687,639
SOP	4,903,767	23.50	2010	Managers	02/03/2010	06/30/2014
PI13 - PSP	1,284,448		2011	Managers	02/03/2010	06/30/2013
PI14 - PSP	1,747,750		2012	Managers	05/29/2012	06/30/2014
SOP 2014	17,188,274	14.31	2011	Managers	10/26/2011	12/31/2013
SOP 2013	11,130,000	14.43	2013	Managers	05/02/2013	12/31/2015
PSP 2013	2,433,400		2013	Managers	not granted	12/31/2015
Total	38,687,639

a.2) Global Program

Long-Term Incentive Policy

The Board of Directors’ of Santander Spain approved in a meeting held on March 26, 2008, the long-term incentive policy intended for the executives of Banco Santander Spain and the Santander Group companies (except Banco Español de Crédito, S.A. - Banesto). This policy provides for compensation tied to the performance of the stock of Santander Spain, as established in the Annual Stockholders’ Meeting.

Among the plans of Banco Santander Spain, Conglomerate Santander's executives in Brazil already participate in the Stock Plan Tied to Goals: multiyear plan paid in shares of Banco Santander Spain. This plan’s beneficiaries are the Executive Officers and other members of Top Management, as well as any other group of executives identified by the Executive Board or the Executive Committee.

This plan involves three-years cycles for the delivery of shares to the grantees. The first two cycles started in July 2007, with the first cycle lasting two years (Plan I09) and the other cycles lasting three years, on average (Plan I10/Plan I11/Plan I12/Plan I13 and Plan l14). Therefore since 2009 a new cycle beginnings and the closure of a previous cycle. The purpose is to establish an appropriate sequence between the end of the incentive program, tied to the previous plan, I-06, and the successive cycles of this plan.

For each cycle is set a maximum number of shares for each grantee who continued working at Grupo Santander Spain during the plan. The objectives whose fulfillment determine the number of shares distributed are defined by comparing the performance of Grupo Santander Spain in relation to a Reference Group (financial institutions) and are related to two parameters: RTA and growth in Earnings / Benefit for Action (BPA).

Each of these parameters has a weight of 50% in the determination of the percentage of shares to be granted. The number of shares to be granted is determined in each cycle by the goal attainment level on the third anniversary of the start of each cycle (except the first cycle, for which the second anniversary will be considered).

From the plan Pl12 the purpose determines the number of actions thats relate to just one performance condition, which has 100% weight in the percentage of shares to be distributed: the TSR Group.

Global Plan Fair Value

It was assumed that the grantee will not leave the Bank’s employment during the term of each plan. The fair value of the 50% linked to the Bank’s relative TSR position was calculated, on the grant date, on the basis of the report provided by external valuators whose assessment was carried out using a Monte Carlo valuation model, performing 10 thousand simulations to determine the TSR of each of the companies in the Benchmark Group, taking into account the variables set forth below. The results (each of which represents the delivery of a number of shares) are classified in decreasing order by calculating the weighted average and discounting the amount at the risk-free interest rate.

	PI10	PI11	PI12	PI13	PI14
Expected volatility (*)	15.67%	19.31%	42.36%	49.64%	51.35%
Annual dividend yield based on last five years	3.24%	3.47%	4.88%	6.33%	6.06%
Risk-free interest rate (Treasury Bond yield –zero coupon) over the period of the plan	4.50%	4.84%	2.04%	3.33%	4.07%
(*) calculated on the basis of historical volatility over the corresponding period (two or three years).

In view of the high correlation between TSR and EPS, it was considered feasible to extrapolate that (in a high percentage of cases) the TSR value is also valid for EPS. Therefore, it was initially determined that the fair value of the portion of the plans linked to the Bank’s relative EPS position, i.e. of the remaining 50% of the options granted, was the same as that of the 50% corresponding to the TSR. Since this valuation refers to a non-market condition, it is reviewed and adjusted on a yearly basis.

	Number of Shares	Granted Year	Employees	Data of Commencement of Exercise Period	Data of Expiry of Exercise Period
Final Balance on December 31, 2011	1,670,701
Exercised Options (PI12)	(137,299)	2009	Managers	6/19/09	7/31/12
Cancelled Options (PI12)	(403,907)	2009	Managers	6/19/09	7/31/12
Cancelled Options (PI14)	(59,373)	2011	Managers	1/7/11	7/31/14
Final Balance on December 31, 2012	1,070,122
Cancelled Options (PI13)	(14,209)	2010	Managers	1/7/10	7/31/13
Cancelled Options (PI14)	(92,626)	2011	Managers	1/7/11	7/31/14
Final Balance on June 30, 2013	963,287
Plan I13	583,602	2010	Managers	1/7/10	7/31/13
Plan I14	379,685	2011	Managers	1/7/11	7/31/14
Total	963,287

On the first half of 2013, pro rata expenses were recognized in the amount of R$2,135 (06/30/2012 - R$3,004), related to the costs of the cycles mentioned above, regarding the total amount of the Global Program Plans. Expenses related to these plans are recognized in "Other liabilities - Provision for share-based payment" because they are settled in cash.

Plans do not result in dilution of the share capital of the Bank, because they are paid in shares of Banco Santander Spain.

b) Share-Based Bonus

The Annual stockholders’ Meeting of Banco Santander Spain, held on June 11, 2010, approved the new policy for executive compensation through a share-based bonus plan effective for all the companies of the Group, including Santander Brasil. This new policy, subject to adjustments applicable to Santander Brasil, were approved by Appointment and Compensation Committee and Board of Directors at the meeting held on February 2, 2011.

The plan's objectives are: (i) to align the compensation program with the principles of the “Financial Stability Board” (FSB) agreed upon at the G20; (ii) to align Banco Santander’s interests with those of the plan’s participants (to achieve the sustainable and recurring growth and profitability of Banco Santander’s businesses and to recognize the participants’ contributions); (iii) to allow the retention of participants; and (iv) to improve Banco Santander’s performance and defend the interests of stockholders' via a long-term commitment.

The purpose of the plan is the cash payment of part of the variable compensation owed by Banco Santander to the plan’s participants pursuant to the Bank’s compensation policy, based on the future performance of the bank’s shares.

The payment of share-based bonus is within the limits of the overall management compensation approved by Banco Santander's Annual Stockholders' Meeting.

The total number of shares on which the compensation plan is based will be settled in three installments and equally allocated to each of the three fiscal years following the reference year.

On December 21, 2011, the Board of Directors approved the proposed new incentive plan (deferred) for payment of the variable remuneration of  directors and certain employees, which was the subject to resolution of the ordinary general meeting February 7, 2012.

On December 19, 2012, the Board of Directors approved the proposed new incentive plan (deferred) for payment of the variable remuneration of directors and certain employees, which will be subject to resolution of the ordinary general meeting on February 15, 2013.

This proposal includes certain requirements for deferred payment of part of the future variable compensation due to its managers and other employees, given the financial basis for sustainable long-term adjustments in future payments due to the risks assumed and fluctuations in cost of capital.

The plan is divided into 3 programs:

a) Supervised Collective - Participants of the Executive Committee and other executives who take significant risks in the Bank and are responsible for the  control areas. The deferral will be half in cash, indexed to 100% of CDI and half in shares. On the year ended on June 30, 2013, credits amounting to R$9,710 (06/30/2012 was recorded expense amounting - R$4,094).

b) Collective unsupervised - Statutory Directors - not part of the Statutory Directors' Collective Supervised ", the amount deferred will be paid 100% in Units" SANB11". On June 30, 2013, we recorded expenses "pro rata" in the amount of R$317 (06/30/2012, was recorded credits amounting R$2,202), in Consolidated regarding the provision of the plan and recorded gain with the oscillation of the share market value of the plan in the amount of R$8,080 in the Bank and Consolidated as personal expenses.

c) Unsupervised Collective - Employees - managerial employees and other employees of the organization that will be benefited from the deferral plan. The deferred  amount will be paid 100% cash, indexed to 110% to 120% of CDI. On the period on june 30, 2013, there were credits of R$614 (06/30/2012, was recorded expense amounting - R$44).

14. Business segment reporting

In accordance with IFRS 8, an operating segment is a component of an entity:

(a) that engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same entity),

(b) whose operating results are regularly reviewed by the entity’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance, and

(c) For which optional financial information are available.

Based on these guidelines the Bank has identified, the following reportable operating segments:

• Commercial Banking

• Global Wholesale Banking

• Asset Management and Insurance

The Bank operates in Brazil and abroad, through the Cayman branch and its subsidiary in Spain, with Brazilian clients and therefore has no geographical segments.

The Commercial Banking segment encompasses the entire commercial banking business (except for the Corporate Banking business managed globally using the Global Relationship Model). The Asset Management and Insurance segment includes the contribution to the Bank arising from the design and management of the investment fund, pension and insurance businesses of the various units. The Global Wholesale Banking segment reflects the returns on the Global Corporate Banking business, those on Investment Banking and Markets worldwide, including all treasury departments and the equities business.

The income statements and other significant data are as follows:

	04/01/2013 to 06/30/2013
(Condensed) Income Statement	Commercial Banking	Global Wholesale Banking	Asset Management and Insurance (2)	Total

NET INTEREST INCOME	6,699,313	508,932	18,767	7,227,012
Income from equity instruments	42,909	-	-	42,909
Share of results of entities accounted for using the equity method	29,178	-	-	29,178
Net fee and commission income	1,741,836	254,671	88,723	2,085,230
Gains (losses) on financial assets and liabilities and exchange differences (1)	(1,571,240)	87,720	(1,515)	(1,485,035)
Other operating income/(expenses)	(83,253)	(5,213)	(846)	(89,312)
TOTAL INCOME	6,858,743	846,110	105,129	7,809,982
Personnel expenses	(1,532,311)	(143,663)	(18,555)	(1,694,529)
Other administrative expenses	(1,577,744)	(67,781)	(7,041)	(1,652,566)
Depreciation and amortization	(292,668)	(29,255)	(6,670)	(328,593)
Provisions (net)	(322,181)	(17)	(4,148)	(326,346)
Net impairment losses on financial assets	(3,636,778)	(118,005)	-	(3,754,783)
Net impairment losses on non-financial assets	(97,123)	(177)	(20)	(97,320)
Other financial gains/(losses)	426,117	-	-	426,117
PROFIT/LOSS BEFORE TAX (1)	(173,945)	487,212	68,695	381,962

(1) Includes in the Commercial Bank, the economic hedge of investment in dollar (a strategy to mitigate the effects of fiscal and exchange rate variation of offshore investments on net income), the result of which is recorded in "Gains (losses) on financial assets and liabilities" fully offset in taxes line. Adjusted for losses amounting to R$1,703,261 due to the effects of the devaluation of the Real against the Dollar on June 30, 2013, the Profit before Tax for the Commercial Bank segment was R$1,523,228.

	01/01/2013 to 06/30/2013
(Condensed) Income Statement	Commercial Banking	Global Wholesale Banking	Asset Management and Insurance (2)	Total

NET INTEREST INCOME	13,486,841	1,038,163	36,396	14,561,400
Income from equity instruments	45,567	-	-	45,567
Share of results of entities accounted for using the equity method	50,000	-	-	50,000
Net fee and commission income	3,499,378	442,829	166,977	4,109,184
Gains (losses) on financial assets and liabilities and exchange differences (1)	(719,754)	195,789	3,722	(520,243)
Other operating income/(expenses)	(172,816)	(10,629)	(764)	(184,209)
TOTAL INCOME	16,189,216	1,666,152	206,331	18,061,699
Personnel expenses	(3,102,067)	(282,112)	(36,197)	(3,420,376)
Other administrative expenses	(3,123,351)	(116,089)	(15,223)	(3,254,663)
Depreciation and amortization	(570,644)	(59,174)	(13,381)	(643,199)
Provisions (net)	(633,313)	276	(5,916)	(638,953)
Net impairment losses on financial assets	(7,524,788)	(126,583)	-	(7,651,371)
Net impairment losses on non-financial assets	(121,076)	(476)	(5)	(121,557)
Other financial gains/(losses)	502,976	-	-	502,976
PROFIT BEFORE TAX (1)	1,616,953	1,081,994	135,609	2,834,556

(1) Includes in the Commercial Bank, the economic hedge of investment in dollar (a strategy to mitigate the effects of fiscal and exchange rate variation of offshore investments on net income), the result of which is recorded in "Gains (losses) on financial assets and liabilities" fully offset in taxes line. Adjusted for losses amounting to R$1,414,844 due to the effects of the devaluation of the Real against the Dollar on June 30, 2013, the gain before Tax for the Commercial Bank segment was R$3,025,709.

	04/01/2012 to 06/30/2012
(Condensed) Income Statement	Commercial Banking	Global Wholesale Banking	Asset Management and Insurance (2)	Total
NET INTEREST INCOME	7,637,893	569,917	24,199	8,232,009
Income from equity instruments	39,468	-	-	39,468
Share of results of entities accounted for using the equity method	17,820	-	-	17,820
Net fee and commission income	1,577,485	178,152	80,831	1,836,468
Gains (losses) on financial assets and liabilities and exchange differences (1)	(1,227,390)	178,561	2,700	(1,046,129)
Other operating income/(expenses)	(160,038)	(7,123)	1,441	(165,720)
TOTAL INCOME	7,885,238	919,507	109,171	8,913,916
Personnel expenses	(1,580,391)	(128,729)	(19,009)	(1,728,129)
Other administrative expenses	(1,557,408)	(54,957)	(5,631)	(1,617,996)
Depreciation and amortization	(254,183)	(26,256)	(5,797)	(286,236)
Provisions (net)	(566,812)	1,911	(7,657)	(572,558)
Net impairment losses on financial assets	(4,311,843)	(11,410)	-	(4,323,253)
Net impairment losses on non-financial assets	(2,608)	-	48	(2,560)
Other financial gains/(losses)	7,496	-	-	7,496
PROFIT BEFORE TAX (1)	(380,511)	700,066	71,125	390,680

(1) Includes in the Commercial Bank, the fiscal hedge of investment on Cayman branch (a strategy to mitigate the effects of fiscal and exchange rate changes on investments offshore over the net income), which result is recorded in “Gains/losses on financial assets and liabilities (net)” fully offset the tax line. Adjusted to the losses amounting R$1,510,658 due to the effects of the exchange devaluation of the Real against the Dollar on the three-months ended June 30, 2012 the profit before tax for the commercial banking was R$1,116,003.

	01/01/2012 to 06/30/2012
(Condensed) Income Statement	Commercial Banking	Global Wholesale Banking	Asset Management and Insurance (2)	Total
NET INTEREST INCOME	14,772,587	1,123,155	51,102	15,946,844
Income from equity instruments	41,787	-	-	41,787
Share of results of entities accounted for using the equity method	36,254	-	-	36,254
Net fee and commission income	3,258,715	346,461	166,026	3,771,202
Gains (losses) on financial assets and liabilities and exchange differences (1)	(634,361)	384,088	5,013	(245,260)
Other operating income/(expenses)	(369,028)	(13,335)	39,544	(342,819)
TOTAL INCOME	17,105,954	1,840,369	261,685	19,208,008
Personnel expenses	(3,177,463)	(262,633)	(37,259)	(3,477,355)
Other administrative expenses	(3,129,373)	(107,591)	(10,845)	(3,247,809)
Depreciation and amortization	(502,895)	(50,638)	(11,343)	(564,876)
Provisions (net)	(1,060,268)	4,726	(12,482)	(1,068,024)
Net impairment losses on financial assets	(7,868,050)	(26,311)	-	(7,894,361)
Net impairment losses on non-financial assets	8,211	-	(1)	8,210
Other financial gains/(losses)	14,675	-	-	14,675
PROFIT BEFORE TAX (1)	1,390,791	1,397,922	189,755	2,978,468

(1) Includes in the Commercial Bank, the fiscal hedge of investment on Cayman branch (a strategy to mitigate the effects of fiscal and exchange rate changes on investments offshore over the net income), which result is recorded in “Gains/losses on financial assets and liabilities (net)” fully offset the tax line. Adjusted to the losses amounting R$1,201,623 due to the effects of the exchange devaluation of the Real against the Dollar on the six-months ended June 30, 2012 the profit before tax for the commercial banking was R$2,564,126.

	06/30/2013
Other aggregates:	Commercial Banking	Global Wholesale Banking	Asset Management and Insurance (1)	Total
Total assets	376,805,087	55,824,111	3,172,410	435,801,608
Loans and advances to customers	162,246,967	39,507,688	20,917	201,775,572
Customer deposits	181,648,770	16,469,225	1,568,796	199,686,791

	12/31/2012
Other aggregates:	Commercial Banking	Global Wholesale Banking	Asset Management and Insurance (1)	Total
Total assets	366,919,478	52,783,404	2,997,399	422,700,281
Loans and advances to customers	161,025,613	35,726,189	22,495	196,774,297
Customer deposits	168,315,452	18,720,305	1,559,173	188,594,930
(1) In 2012, includes incomes from insurance brokerage and capitalization.

15. Related party transactions

The parties related to the Bank are deemed to include, in addition to its subsidiaries, associates and jointly controlled entities, the Bank’s key  management personnel and the entities over which the key management personnel may exercise significant influence or control.

Following is a detail of the ordinary business transactions performed by the Bank with its related parties on six-months ended June 30, 2013 and 2012:

a) Key-person management compensation

At the Board of Directors' meeting held on February 27, 2013, was approved in accordance with the Compensation and Appointment Committee the global compensation proposal of directors (Board of Directors and Executive Officers) for the year 2013, amounting to R$300,000, covering fixed remuneration, variable and equity-based and other benefits. The proposals is subject to determination by the extraordinary stockholders' meeting held on April 29, 2013.

a.1) Long-term benefits

The Santander Brazil as well as Santander Spain, as other subsidiaries of Santander Group, have long-term compensation programs tied to their share's performance, based on the achievement of goals.

a.2) Short-term benefits

The following table shows the Board of Directors’ and Executive Board’s:

	06/30/2013	06/30/2012
Fixed compensation	21,752	22,191
Variable compensation	54,842	68,848
Other	5,834	6,180
Total Short-term benefits	82,428	97,219
Share-based payment (1)	14,411	22,166
Total Long-term benefits	14,411	22,166
Total (2)	96,839	119,385
(1) On May 02, 2013, was the granting of a new Share-based Compensation Plan for the executives (SOP 2013) (note 13).

(2) Refers to the amount paid by Banco Santander to their Managers for positions they hold at Banco Santander and other companies in the Conglomerate Santander. In the second quarter of 2013 the amount of R$2,115 (2012 - R$2,078) was paid to the Directors of Santander Asset Brazil excluding charges.

Additionally, in the period of six-months ended June 30, 2013, charges were collected on key-person management compensation amounting R$19,784 (06/30/2012 R$18,573).

a.3) Contract termination

The termination of the employment relationship for non-fulfillment of obligations or voluntarily does not entitle executives to any financial compensation.

b) Lending operations

Under current law, it is not granted loans or advances involving:

I - officers, members of board of directors and audit committee as well as their spouses and relatives up to the second degree;
II - individuals or legal entities of Banco Santander, which hold more than 10% of the share capital;
III - Legal entities which hold more than 10% of the share capital, Banco Santander and its subsidiaries;

IV - legal entities which hold more than 10% of the share capital, any of the directors or members of the Board of Directors and Audit Committee or management's own financial institution, as well as their spouses or relatives up to the second degree.

c) Ownership Interest

The table below shows the direct ownership interests (common shares and preferred shares):

	06/30/2013
	Common		Preferred		Total	Total
	Shares	Common	Shares	Preferred	Shares
Stockholders'	(thousands)	Shares (%)	(thousands)	Shares (%)	(thousands)	Shares (%)
Grupo Empresarial Santander, S.L.	61,606,700	29.0%	51,386,053	27.7%	112,992,753	28.4%
Sterrebeeck B.V.	99,527,083	46.9%	86,492,330	46.6%	186,019,413	46.7%
Santander Insurance Holding, S.L.	206,664	0.1%	-	0.0%	206,664	0.1%
Employees	171,548	0.1%	157,035	0.1%	328,583	0.1%
Members of the Board of Directors	(*)	(*)	(*)	(*)	(*)	(*)
Members of the Executive Board	(*)	(*)	(*)	(*)	(*)	(*)
Others	50,781,958	23.9%	47,668,986	25.6%	98,450,944	24.7%
Total	212,293,953	100.0%	185,704,404	100.0%	397,998,357	100.0%
(*) None of the members of the Board of Directors and the Executive Board holds 1.0% or more of any class of shares.

c.1) Strategic Partner of Santander Conglomerate in Brazil and Latin America

On October 28, 2010 Santander Spain and Qatar Holding Luxembourg S.à rl II (QHL) signed a contract in terms of the Acquisition of convertible bonds, regarding the subscription and payment by QHL the amount of US$2,718.8 million in bonds issued by Banco Santander Spain. These securities are mandatorily exchangeable for shares of Banco Santander and amount to 5.00024% of its capital. These shares are paid an interest rate of 6.75% p.a. in dollars and mature by October 29, 2013.

This investment reflects the inclusion of QHL as a strategic partner of Group Santander Spain in Brazil and in the remaining of Latin America. This operation allows Banco Santander to advance in its commitment of 25% of capital free float . On June 30, 2013, except for convertible bonds, the QHL does not own, directly or indirectly, any shares, warrants, subscription rights or options over the share capital of Banco Santander.

c.2) Bank Santander Spain’s ADRs Sales and Free Float Increase

On March 22, 2012 Santander Spain informed to Banco Santander that, in fulfillment of Exchange Comission (CVM) Instruction No. 358/2002, and in accordance to the commitment of reaching the free-float of 25% of the capital stock of Banco Santander, it reduced its interest in the capital stock of Banco Santander by 5.76%, which resulted in the increase of the free-float of the Company to 24.12% at the moment. Such reduction of 5.76% (5.66% of common shares and 5.88% of preferred shares) was a result of the following transactions: (i) the transfer of 4.41% of Banco Santander’s capital stock carried out in January 2012, (ii) the sale of 0.58% of the capital stock of Banco Santander carried out until March 22, 2012, and (iii) the transfer of 0.77% of Banco Santander´s capital stock carried out on March 22, 2012 to a third party, which shall deliver such interest to the investors of the exchangeable bonds issued by Santander Spain in October, 2010, on maturity and as provided in such bonds.

c.3) Extension of time to reach the minimum percentage of outstanding shares (free float) of 25%.

On October 9, 2012, Banco Santander announced to the market, that the BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros (BM&F Bovespa) granted the petition of Banco Santander and its controlling stockholders' for extension of time to meet the minimum 25% free float requirement until October 7, 2013, which may be extended for an additional year under certain conditions.

As reported by the controlling shareholder, aims to achieve the difference between the current minimum percentage and percentage of outstanding shares, through the realization of sale or delivery of shares issued through private negotiations with certain qualified investors in the Brazilian market or abroad market (including in the form of American Depositary Receipts - "ADRs") and / or issuing new shares.

d) Related-Party Transactions

The transactions and compensation for services among Banco Santander companies are carried out under usual market value, rates and terms, and under commutativity condition.

Santander has the Policy on Related Party Transactions approved by the Board of Directors, which aim to ensure that all transactions are made on the policy typified in view the interests of Banco Santander and its stockholders'. The policy defines powers to approve certain transactions by the Board of Directors. The rules laid down are also applied to all employees and directors of Banco Santander and its subsidiaries.

The principal transactions and balances are as follows:

	06/30/2013
	Parent (1)	Joint-controlled companies	Other Related-Party (2)
Assets	9,944,778	901,450	53,225
Trading derivatives, net	(156,298)	-	(328,860)
Banco Santander Spain	(156,298)	-	-
Santander Benelux, S.A., N.V.	-	-	(115,244)
Abbey National Treasury Services Plc	-	-	(19,975)
Real Fundo de Investimento Multimercado Santillana Credito Privado	-	-	(193,641)
Loans and amounts due from credit institutions - Cash and overnight operations in foreign currency
	9,929,165	-	643
Banco Santander, S.A. – Spain (3)	9,929,165	-	-
Banco Santander Totta, S.A.	-	-	643
Loans and other values with customers	-	-	70,717
Zurich Santander Brasil Seguros S.A.	-	-	72,407
Zurich Santander Brasil Seguros e Previdência S.A.	-	-	(1,690)
Loans and amounts due from credit institutions (1)	171,790	899,508	5,761
Banco Santander, S.A. – Spain	171,790	-	-
Santander Benelux, S.A., N.V.	-	-	5,761
Companhia de Crédito, Financiamento e Investimento RCI Brasil	-	899,508	-
Other Assets	121	1,942	304,964
Banco Santander Espanha	121	-	-
Companhia de Crédito, Financiamento e Investimento RCI Brasil	-	870	-
Companhia de Arrendamento Mercantil RCI Brasil	-	245	-
Webmotors	-	827	-
Zurich Santander Brasil Seguros e Previdência S.A.	-	-	304,903
Others	-	-	61
Liabilities	(770,702)	(217,889)	(1,036,563)
Deposits from credit institutions	(160,386)	(37,741)	(3,783)
Banco Santander Espanha (4)	(160,386)	-	-
Companhia de Crédito, Financiamento e Investimento RCI Brasil	-	(5,797)	-
Companhia de Arrendamento Mercantil RCI Brasil	-	(31,944)	-
Others	-	-	(3,783)
Customer deposits	-	(180,148)	(407,972)
ISBAN Brasil S.A.	-	-	(50,389)
Produban Serviços de Informática S.A.	-	-	(28,004)
Universia Brasil S.A.	-	-	(948)
Real Fundo de Investimento Multimercado Santillana Credito Privado	-	-	(247,187)
Zurich Santander Brasil Seguros e Previdência S.A.	-	-	(63,047)
Zurich Santander Brasil Seguros S.A.	-	-	(12,156)
Webmotors S.A.	-	(180,148)	-
Others	-	-	(6,241)
Other Liabilities - Dividends and Bonuses Payable	(607,800)	-	(513)
Grupo Empresarial Santander, S.L. (1)	(184,912)	-	-
Santander Insurance Holding, S.L.	-	-	(449)
Sterrebeeck B.V. (1)	(422,888)	-	-
Others	-	-	(64)
Other Payables	(2,516)	-	(624,295)
Banco Santander Espanha	(2,516)	-	-
ISBAN Brasil S.A.	-	-	(24,214)
Santander Brasil Gestão de Recursos Ltda	-	-	(587,000)
Produban Serviços de Informática S.A.	-	-	(13,063)
Others	-	-	(18)

	12/31/2012
	Parent (1)	Joint-controlled companies	Other Related-Party (2)
Assets	9,487,641	1,087,901	(163,065)
Trading derivatives, net	(135,291)	-	(742,972)
Banco Santander, S.A. – Spain	(135,291)	-	-
Santander Benelux, S.A., N.V.	-	-	(399,110)
Abbey National Treasury Services Plc	-	-	(68,552)
Real Fundo de Investimento Multimercado Santillana Credito Privado	-	-	(275,310)
Loans and amounts due from credit institutionso - Cash and overnight operations in foreign currency	8,022,136	-	1,190
Banco Santander, S.A. – Spain (3) (5)	8,022,136	-	-
Banco Santander Totta, S.A.	-	-	1,139
Banco Santander, S.A. – México	-	-	51
Loans and other values with customers - others	-	-	75,714
Zurich Santander Brasil Seguros S.A.	-	-	75,445
Zurich Santander Brasil Seguros e Previdência S.A.	-	-	269
Loans and amounts due from credit institutions - Others	1,600,637	1,086,621	351,257
Banco Santander – Spain	1,600,637	-	-
Santander Benelux, S.A., N.V.	-	-	317,233
Abbey National Treasury Services Plc	-	-	34,024
Companhia de Crédito, Financiamento e Investimento RCI Brasil	-	1,086,621	-
Other Assets	159	1,280	151,746
Banco Santander – Spain	159	-	-
Companhia de Crédito, Financiamento e Investimento RCI Brasil	-	907	-
Companhia de Arrendamento Mercantil RCI Brasil	-	373	-
Zurich Santander Brasil Seguros e Previdência S.A.	-	-	151,684
Others	-	-	62
Liabilities	(939,913)	(16,280)	(447,095)
Deposits from credit institutions	(170,845)	(16,280)	(5,635)
Banco Santander, S.A. – Spain (4)	(170,845)	-	-
Companhia de Crédito, Financiamento e Investimento RCI Brasil	-	(12,762)	-
Companhia de Arrendamento Mercantil RCI Brasil	-	(3,518)	-
Others	-	-	(5,635)
Customer deposits	-	-	(440,810)
ISBAN Brasil S.A.	-	-	(98,324)
Produban Serviços de Informática S.A.	-	-	(42,489)
Universia Brasil S.A.	-	-	(80)
Real Fundo de Investimento Multimercado Santillana Credito Privado	-	-	(239,067)
Zurich Santander Brasil Seguros e Previdência S.A.	-	-	(53,238)
Zurich Santander Brasil Seguros S.A.	-	-	(872)
Others	-	-	(6,740)
Other Liabilities - Dividends and Bonuses Payable	(765,524)	-	(562)
Grupo Empresarial Santander, S.L. (1)	(236,246)	-	-
Santander Insurance Holding, S.L.	-	-	(562)
Sterrebeeck B.V. (1)	(529,278)	-	-
Other Payables	(3,544)	-	(88)
Banco Santander – Spain	(3,544)	-	-
Zurich Santander Brasil Seguros e Previdência S.A.	-	-	(32)
Others	-	-	(56)

(*) All loans and amounts to related parties were made in our ordinary course of business and on sustainable basis, including interest rates and collateral and did not involve more than the normal risk of collectability or present other unfavorable features.

(1) Banco Santander (Brasil) S.A. is indirectly controlled by Banco Santander Spain (note 1-a), through its subsidiary Grupo Empresarial Santander, S.L. and Sterrebeeck B.V.
(2) Refers to the Company's subsidiaries (Banco Santander Spain).

(3) On June 28, 2013, refers to cash of R$95,842 (2012 – R$80,152) and overnight investments amounting R$9,833,323 maturing on July 1, 2013, interest at 0.17% p.a. and 0.08% p.a. (2012 – R$7,941,984 maturing on July 2, 2012 and interest of 0.17% p.a. and 0.08% p.a.).

(4) On June 30, 2013 refers to raising funds through onlending operations abroad totaling R$128,066, maturing up to January 2015 and interest rates between 0.44% and 23.06% p.a. (2012 – R$156,063, with interest rates between 0.39% and 5.82% p.a. and raise funds through time deposits, amounting to R$9,895) and demand deposit abroad of R$1,441 (2012 – R$4,887).

(5) On June 28, 2013, refers to investments in foreign currency (overnight investments ): Investments of Bank’s Grand Cayman Agency, to a branch of Banco Santander Spain (New York), maturing on July 1, 2013 and interest 0.17% p.a. and investments of Santander Brasil EFC subsidiary with Banco Santander Spain maturing on July 1, 2013 and interest of 0.08% p.a.

	06/30/2013
	Parent (1)	Joint-controlled companies	Other Related-Party (2)
Income	(107,585)	34,136	120,763
Interest and similar income - Loans and amounts due from credit institutions	9,098	23,345	163
Banco Santander Spain (1)	9,098	-	-
Companhia de Crédito, Financiamento e Investimento RCI Brasil	-	23,345	-
Abbey National Treasury Services Plc	-	-	23
Santander Benelux, S.A., N.V.	-	-	140
Interest expense and similar charges - Customer deposits	-	(2,713)	(11,407)
ISBAN Brasil S.A.	-	-	(1,605)
EBP - Estrutura Brasileira de Projetos S.A.	-	-	(31)
Produban Serviços de Informática S.A.	-	-	(1,110)
Real Fundo de Investimento Multimercado Santillana Credito Privado	-	-	(8,333)
Webmotors S.A.	-	(2,713)	-
Others	-	-	(328)
Interest expense and similar charges - Deposits from credit institutions	(35,918)	(523)	-
Banco Santander Spain (1)	(35,918)	-	-
Companhia de Crédito, Financiamento e Investimento RCI Brasil	-	(523)	-
Interest expense and similar charges - Marketable debt securities	(763)	-	-
Banco Santander Spain (1)	(763)	-	-
Fee and commission income (expense)	1,637	7,898	72,774
Banco Santander Spain (1)	1,637	-	-
Companhia de Crédito, Financiamento e Investimento RCI Brasil	-	5,813	-
Zurich Santander Brasil Seguros e Previdência S.A.	-	-	56,066
Others	-	2,085	16,708
Gains (losses) on financial assets and liabilities and exchange differences (net)	(70,225)	6,129	281,397
Banco Santander Spain (1)	(70,225)	-	-
Santander Benelux, S.A., N.V.	-	-	228,215
Real Fundo de Investimento Multimercado Santillana Credito Privado	-	-	10,378
Abbey National Treasury Services Plc	-	-	44,723
Webmotors S.A.	-	6,129	-
Others	-	-	(1,919)
Administrative expenses and amortization	(11,414)	-	(222,164)
Banco Santander Spain (1)	(11,414)	-	-
ISBAN Brasil S.A.	-	-	(43,760)
Produban Serviços de Informática S.A.	-	-	(73,418)
Produban Servicios Informáticos Generales, S.L.	-	-	(13,030)
ISBAN Chile S.A.	-	-	(1,619)
Ingeniería de Software Bancario, S.L.	-	-	(20,233)
Tecnologia Bancária S.A. - Tecban	-	-	(54,309)
Santander Cultural	-	-	(3,830)
Fundação Santander	-	-	(1,367)
Instituto Escola Brasil	-	-	(2,231)
Fundação Sudameris	-	-	(6,000)
Others	-	-	(2,367)
(1) Banco Santander (Brasil) S.A. is indirectly controlled by Banco Santander Spain (note 1-a), through its subsidiary Grupo Empresarial Santander, S.L. and Sterrebeeck B.V.
(2) Refers to the Company's subsidiaries (Banco Santander Spain).

(3) On May 30, 2013, Banco Santander published Fact to inform the market about the sale of the operations management of investment funds and managed portfolios, currently developed by Santander Brasil Asset Management Distribuidora de Títulos e Valores Mobiliários S.A., clarifying that such operation is placed in the context of a partnership abroad, between Banco Santander Spain and the world's leading private equity, Warburg Pincus and General Atlantic., which aims to boost the overall growth of its asset management unit third party.

The conclusion of the sale operation is subject to the fulfillment of certain conditions precedent customary in similar transactions, including the execution of definitive agreements and obtaining the necessary authorizations.

	06/30/2012
	Parent (1)	Joint-controlled companies	Other Related-Party (2)
Income	71,865	40,591	(265,291)
Interest and similar income - Loans and amounts due from credit institutions	6,240	32,635	175
Banco Santander Spain (1)	6,240	-	-
Companhia de Crédito, Financiamento e Investimento RCI Brasil	-	32,635	-
Abbey National Treasury Services Plc	-	-	12
Santander Benelux, S.A., N.V.	-	-	163
Interest expense and similar charges - Customer deposits	(16,682)	-	(13,429)
Banco Santander Spain (1)	(16,682)	-	-
ISBAN Brasil S.A.	-	-	(3,040)
EBP - Estrutura Brasileira de Projetos S.A.	-	-	(66)
Produban Serviços de Informática S.A.	-	-	(1,582)
Real Fundo de Investimento Multimercado Santillana Credito Privado	-	-	(6,927)
Others	-	-	(1,814)
Interest expense and similar charges - Deposits from credit institutions	(29,061)	-	(3,219)
Banco Santander Spain (1)	(29,061)	-	-
Outros	-	-	(3,219)
Interest expense and similar charges - Marketable debt securities	(4,876)	-	(161)
Banco Santander Spain (1)	(4,876)	-	-
Grupo Banesto: Sociedades consolidables	-	-	(161)
Fee and commission income (expense)	636	7,956	74,504
Banco Santander Spain (1)	636	-	-
Companhia de Crédito, Financiamento e Investimento RCI Brasil	-	5,723	-
Zurich Santander Brasil Seguros e Previdência S.A.	-	-	61,298
Others	-	2,233	13,206
Gains (losses) on financial assets and liabilities and exchange differences (net)	115,693	-	(168,411)
Banco Santander Spain	115,693	-	-
Santander Benelux, S.A., N.V.	-	-	121,348
Real Fundo de Investimento Multimercado Santillana Credito Privado	-	-	(270,743)
Abbey National Treasury Services Plc	-	-	(19,294)
Others	-	-	278
Administrative expenses and amortization	(85)	-	(154,750)
Banco Santander Spain	(85)	-	-
ISBAN Brasil S.A.	-	-	(43,939)
Produban Serviços de Informática S.A.	-	-	(70,005)
ISBAN Chile S.A.	-	-	(2,073)
Aquanima Brasil Ltda.	-	-	(10,750)
Ingeniería de Software Bancario, S.L.	-	-	(15,766)
Others	-	-	(12,217)
(1) Banco Santander (Brasil) S.A. is indirectly controlled by Banco Santander Spain, through its subsidiary Grupo Empresarial Santander, S.L. and Sterrebeeck B.V.
(2) Refers to the Company's subsidiaries (Banco Santander Spain).

16. Other disclosures

a) Derivative Financial Instrumenst

a.1) Derivatives Recorded in Memorandum and Balance Sheets

Portfolio Summary of Trading Derivative and Used as Hedge

Assets		06/30/2013	12/31/2012
Swap Differentials Receivable		4,779,006	4,092,378
Option Premiums to Exercise		444,823	297,124
Forward Contracts and Others		1,463,277	329,633
Total		6,687,106	4,719,135

Liabilities
Swap Differentials Payable		4,138,515	4,327,209
Option Premiums Launched		619,808	456,172
Forward Contracts and Others		1,256,345	609,717
Total		6,014,668	5,393,098

Summary by Category

Trading	06/30/2013			12/31/2012
	Notional	Cost	Market	Notional	Cost	Fair Value
"Swap"		184,835	993,050		(116,636)	(109,449)
Asset	123,985,725	17,665,834	18,827,359	112,138,690	15,982,326	16,792,479
CDI (Interbank Deposit Rates)	38,517,832	10,403,332	11,410,726	34,842,507	4,335,903	4,981,610
Fixed Interest Rate - Real (1)	13,869,045	7,253,047	7,404,103	16,341,376	11,646,423	11,810,869
Indexed to Price and Interest Rates	15,147,346	-	-	14,386,596	-	-
Indexed to Foreign Currency	56,400,160	-	-	46,477,772	-	-
Others	51,342	9,455	12,530	90,439	-	-
Liabilities	123,800,890	(17,480,999)	(17,834,309)	112,255,326	(16,098,962)	(16,901,928)
CDI (Interbank Deposit Rates)	28,114,500	-	-	30,506,604	-	-
Fixed Interest Rate - Real	6,615,998	-	-	4,694,953	-	-
Indexed to Price and Interest Rates	18,684,800	(3,537,454)	(4,044,037)	19,509,496	(5,122,900)	(5,512,171)
Indexed to Foreign Currency (1)	70,343,705	(13,943,545)	(13,790,272)	57,406,818	(10,929,046)	(11,355,697)
Others	41,887	-	-	137,455	(47,016)	(34,060)
Options	216,438,368	(149,022)	(174,985)	266,060,940	(94,067)	(159,048)
Purchased Position	95,195,869	305,000	444,823	107,224,381	228,378	297,124
Call Option - US Dollar	2,311,026	87,437	163,189	1,792,837	44,838	31,993
Put Option - US Dollar	1,236,984	31,089	43,181	1,748,915	24,039	24,087
Call Option - Other (2)	40,732,165	106,228	162,392	46,244,224	86,370	45,920
Interbank Market	38,940,931	51,878	136,866	45,411,468	51,667	2,289
Others (2)	1,791,234	54,350	25,526	832,756	34,703	43,631
Put Option - Other (2)	50,915,694	80,246	76,061	57,438,405	73,131	195,124
Interbank Market	50,270,939	34,936	10,694	56,963,540	57,121	185,813
Others (2)	644,755	45,310	65,367	474,865	16,010	9,311
Sold Position	121,242,499	(454,022)	(619,808)	158,836,559	(322,445)	(456,172)
Call Option - US Dollar	2,363,976	(154,386)	(233,837)	1,453,215	(36,653)	(28,003)
Put Option - US Dollar	455,675	(15,541)	(18,564)	1,385,098	(14,684)	(6,036)
Call Option - Other (2)	57,703,925	(146,700)	(222,738)	83,389,536	(152,818)	(103,294)
Interbank Market	55,565,671	(70,805)	(212,601)	81,602,615	(68,927)	(4,241)
Others (2)	2,138,254	(75,895)	(10,137)	1,786,921	(83,891)	(99,053)
Put Option - Other (2)	60,718,923	(137,395)	(144,669)	72,608,710	(118,290)	(318,839)
Interbank Market	59,072,891	(35,816)	(5,418)	71,156,608	(64,771)	(272,536)
Others (2)	1,646,032	(101,579)	(139,251)	1,452,102	(53,519)	(46,303)
Futures Contracts	66,263,978	-	-	61,247,088	-	-
Purchased Position	27,955,210	-	-	40,376,893	-	-
Exchange Coupon (DDI)	2,935,115	-	-	2,916,996	-	-
Interest Rates (DI1 and DIA)	21,036,750	-	-	30,144,684	-	-
Foreign Currency	3,227,182	-	-	6,576,093	-	-
Indexes (3)	461,152	-	-	133,917	-	-
Treasury Bonds/Notes	295,011	-	-	605,203	-	-
Others	-	-	-	-	-	-
Sold Position	38,308,768	-	-	20,870,195	-	-
Exchange Coupon (DDI)	11,762,600	-	-	14,091,511	-	-
Interest Rates (DI1 and DIA)	17,345,145	-	-	6,556,673	-	-
Foreign Currency	8,425,945	-	-	12,414	-	-
Indexes (3)	158,857	-	-	17,926	-	-
Treasury Bonds/Notes	568,432	-	-	191,671	-	-
Others	47,789	-	-	-	-	-
Forward Contracts and Others	30,865,463	81,848	206,932	21,766,014	166,807	(280,085)
Purchased Commitment	14,692,994	22,599	(62,415)	11,046,667	(593,458)	197,859
Currencies	14,196,370	22,599	(62,415)	11,046,667	(593,458)	197,859
Others	496,624	-	-	-	-	-
Sell Commitment	16,172,469	59,249	269,347	10,719,347	760,265	(477,944)
Currencies	15,631,971	138,883	349,559	10,797,139	745,350	(185,614)
Others	540,498	(79,634)	(80,212)	(77,792)	14,915	(292,330)
(1) Includes credit derivatives.
(2) Includes stock options, indices and commodities.
(3) Includes Bovespa index and S&P.

a.2) Derivatives Financial Instruments by Counterparty

Notional				06/30/2013	12/31/2012
		Related	Financial
	Customers	Parties	Institutions (1)	Total	Total
"Swap"	35,531,593	53,590,602	34,863,530	123,985,725	112,138,690
Options	3,726,730	332,340	212,379,298	216,438,368	266,060,940
Futures Contracts	-	-	66,263,978	66,263,978	61,247,088
Forward Contracts and Others	11,798,946	16,369,266	2,697,251	30,865,463	21,766,014
(1) Includes trades with the BM&FBovespa and other securities and commodities exchanges.

a.3) Derivatives Financial Instruments by Maturity

Notional				06/30/2013	12/31/2012
	Up to	From 3 to	Over
	3 Months	12 Months	12 Months	Total	Total
"Swap"	17,448,903	34,984,696	71,552,126	123,985,725	112,138,690
Options	74,804,154	133,898,747	7,735,467	216,438,368	266,060,940
Futures Contracts	20,445,782	14,260,621	31,557,575	66,263,978	61,247,088
Forward Contracts and Others	15,745,540	6,856,173	8,263,750	30,865,463	21,766,014

a.4) Derivatives by Market Trading

Notional				06/30/2013	12/31/2012
	Stock Exchange (1)	Cetip (2)	Over the Counter	Total	Total
"Swap"	27,277,945	49,043,912	47,663,868	123,985,725	112,138,690
Options	213,705,664	2,732,704	-	216,438,368	266,060,940
Futures Contracts	66,263,978	-	-	66,263,978	61,247,088
Forward Contracts and Others	-	15,581,600	15,283,863	30,865,463	21,766,014
(1) Includes trades with the BM&FBovespa and other securities and commodities exchanges.
(2) Includes amount traded on other clearinghouses.

a.5) Credit Derivatives

Transactions involving credit derivatives are carried out in order to reduce or eliminate exposure to specific risks arising from the purchase or sale of assets within the concept of credit portfolio management.

The volume of credit derivatives with total return rate – credit risk received corresponds to R$442,954 of cost (12/31/2012 - R$607,119) and R$489,744 of fair value (12/31/2012 - R$669,507). During the period there were no credit events related to events provided for in the contracts.

Required base capital used amounted to R$2,624 (12/31/2012, R$3,585).

a.6) Derivatives Used as Hedge Instruments

Derivatives used as hedge by index are as follows:

Market Risk Hedge

	06/30/2013			12/31/2012
		Adjustment			Adjustment
	Cost	to Market	Fair Value	Cost	to Market	Fair Value
Hedge Instruments
Swap Contracts	11,764	(93,733)	(81,969)	59,148	(147,817)	(88,669)
Asset	2,091,852	(314,186)	1,777,666	1,581,458	105,351	1,686,809
CDI (Interbank Deposit Rates) (1) (2)	951,236	(457,523)	493,713	1,039,229	5,241	1,044,470
Indexed to Foreign Currency - Libor - US Dollar (2) (3) (4) (6)	493,934	35,044	528,978	255,056	24,302	279,358
Indexed to Foreign Currency - Swiss Franc (5)	293,031	5,341	298,372	-	-	-
Indexed to Foreign Currency - Euro (1)	353,651	102,952	456,603	287,173	75,808	362,981
Liabilities	(2,080,088)	220,453	(1,859,635)	(1,522,310)	(253,168)	(1,775,478)
Indexed to Foreign Currency - US Dollar (1)	(1,224,904)	(196,762)	(1,421,666)	(1,070,666)	(185,072)	(1,255,738)
Indexed to Price Indexes and Interest (2)	(154,610)	440,935	286,325	(245,530)	(50,678)	(296,208)
Indexed to Foreign Currency - Fixed Interest US Dollar (3)	(33,087)	(2,343)	(35,430)	(35,076)	(3,062)	(38,138)
CDI (Interbank Deposit Rates) (4)	(160,526)	(8,852)	(169,378)	(171,038)	(14,356)	(185,394)
Indexed to Foreign Currency - Libor - US Dollar (5)	(288,109)	(7,362)	(295,471)	-	-	-
Fixed Interest Rate - Real (6)	(218,852)	(5,163)	(224,015)	-	-	-
Object of "Hedge"				-	-	-
Assets	1,994,067	95,620	2,089,687	1,593,371	119,818	1,713,189
Lending Operation	1,628,979	53,970	1,682,949	1,229,701	83,785	1,313,486
Indexed to Foreign Currency - US Dollar	1,205,732	83,529	1,289,261	1,021,123	93,162	1,114,285
Indexed to Foreign Currency - Fixed Interest US Dollar	33,105	498	33,603	35,094	676	35,770
CDI (Interbank Deposit Rates)	164,928	(13,419)	151,509	173,484	(10,053)	163,431
Fixed Interest Rate - Real	225,214	(16,638)	208,576	-	-	-
Securities	365,088	41,650	406,738	363,670	36,033	399,703
Securities Available for Sale - Debentures	365,088	41,650	406,738	363,670	36,033	399,703
Obligations for Securities Abroad	294,210	4,162	298,372	-	-	-
Eurobonds	294,210	4,162	298,372	-	-	-

(1) Instruments whose hedge objects are loans indexed to foreign currency - dollar with a fair value of R$1,289,261 (12.31.2012 – R$1,114,285) and the securities represented by debentures with a fair value R$128,933.

(2) Instruments whose hedge objects are securities represented by debentures with a fair value R$277,805.
(3) Instruments whose hedge objects are loans indexed to foreign currency pre- dollar with a fair value of R$33,603.
(4) Instruments whose hedge objects are loans indexed to CDI with a fair value of R$151,509.
(5) Instruments whose hedge objects are obligations for securities abroad – Eurobonds with fair value R$298,372.
(6) Instruments whose hedge objects are lending operations indexed pre fixed interest - Reais with a fair value of R$208,576.

Cash Flow Hedge

			06/30/2013
			Reference		Adjustment
			Value	Cost	to Fair Value	Fair Value
Hedge Instruments
Swap Contracts				(164,640)	(105,950)	(270,590)
Asset			2,520,534	2,520,534	52,998	2,573,532
Indexed to Foreign Currency - Swiss Franc (1)			876,187	876,187	45,314	921,501
Indexed to Pre Interest Rate - Chilean Peso (2)			93,773	93,773	6,387	100,160
Indexed to Foreign Currency - Iuan (3)			54,199	54,199	164	54,363
Indexed to Real (4)			1,272,667	1,272,667	(28,665)	1,244,002
Indexed to Foreign Currency - Pre Dollar (5)			223,708	223,708	29,798	253,506
Liabilities			(2,685,174)	(2,685,174)	(158,948)	(2,844,122)
Indexed to Foreign Currency - Pre Dollar			(2,482,199)	(2,482,199)	(125,901)	(2,608,100)
CDI (Interbank Deposit Rates)			(202,975)	(202,975)	(33,047)	(236,022)
Future Contracts			20,561,566	-	-	-
DI1 Rate (3)			20,561,566	-	-	-

	12/31/2012
	Reference		Adjustment
	Value	Cost	to Fair Value	Fair Value
Hedge Instruments
Swap Contracts		(18,866)	(17,846)	(36,713)
Asset	818,997	818,997	60,173	879,170
Indexed to Foreign Currency - Swiss Franc (1)	678,335	678,335	53,619	731,954
Indexed to Pre Interest Rate - Real (2)	91,379	91,379	6,584	97,963
Indexed to Foreign Currency - Iuan (3)	49,283	49,283	(30)	49,253
Liabilities	(837,864)	(837,863)	(78,019)	(915,883)
Indexed to Foreign Currency - Pre Dollar	(837,864)	(837,863)	(78,019)	(915,883)
Future Contracts	34,567,439	-	-	-
DI1 Rate (3)	18,962,863	-	-	-
Foreign Currency - Dollar (5)	15,604,576	-	-	-

			06/30/2013	12/31/2012

Hedge Object - Cost
Assets			16,338,090	15,538,109
Lending Operations - Financing and Export Credit and Imports			16,135,115	15,538,109
Promissory Notes			202,975	-
Liabilities			2,309,542	19,607,312
Eurobonds			2,309,542	820,077
Deposits from credit institutions - Foreign Loans			-	18,787,235
(1) Operation with maturing on December 1, 2014, March 4, 2015 and April 12, 2016 whose object of hedge are Eurobonds operations.
(2) Operation with maturing on April 13, 2016, whose hedge object are Eurobonds transactions.
(3) Operation with maturing on December 24, 2014, whose hedge object are Eurobonds transactions.
(4) Operation with maturing on March 18, 2016, whose hedge object are Eurobonds transactions.
(5) Operation maturing on April 10, 2018, , which hedge objects its securities operation represented by promissory classified in "available-for-sale securities" category.

(6) Operation with maturing on July 31, 2013 and April 2, 2014 and the updated amount of instruments is R$16,131,216 (12/31/2012 - R$15,531,390) hedge objects are lending operations - import and export credit and financing.

(7) In the first half of 2013, due to the business strategy, the structures of "hedge" cash flow that had as object "hedge" Bank Deposit Certificates (CDB) have been discontinued. The effect of marking to market of futures contracts outstanding net of tax in equity corresponds to a debt in the amount of R$97,304 and will be repaid by January 2014, the remaining term of the hedging instruments.

The effect of marking to market the swaps and future contracts amounts a debit of R$172,482 (12/31/2012 - R$258,555), and is recorded in stockholders' equity, net of tax effects.

There was not identified any ineffective portion to be recorded in income for the accounting period.

Investment Hedge

On June 30, 2013, the Bank has recorded a transaction of investment hedge on its stake in Santander EFC, with notional value of R$2,163,839, maturing between August 2013 to January 2014 and the effect of R$140,522 (12/31/2012 -R$182,046), of exchange recorded in equity, net of tax effects. The effectiveness obtained for this portfolio of “hedge” is in accordance with the current regulations and was not identified any ineffective portion to be recorded in income over the period.

a.7) Derivatives Pledged as Guarantee

The guarantee margin transactions traded on the BM&FBovespa derivative financial instruments themselves and others are composed of government securities.

			06/30/2013	12/31/2012

Financial Treasury Bill - LFT			1,981,583	1,421,634
National Treasury Bill - LTN			3,411,195	3,699,901
National Treasury Notes - NTN			2,966,194	3,024,811
Total			8,358,972	8,146,346

b) Financial instruments - Sensitivity analysis

The risk management is focused on portfolios and riskfactors pursuant to the requirements of regulators and good international practices.

Financial instruments are segregated into trading and banking portfolios, as in the management of market risk exposure, according to the best market practices and the transaction classification and capital management criteria of the Basileia II New Standardized Approach of regulators. The trading portfolio consists of all transactions with financial instruments and products, including derivatives, held for trading, and the banking portfolio consists of core business transactions arising from the different Banco Santander business lines and their possible hedges. Accordingly, based on the nature of Banco Santander’s activities, the sensitivity analysis was presented for trading and banking portfolios.

Banco Santander performs the sensitivity analysis of the financial instruments in accordance with requirements of regulatory bodies and international best practices, considering the market information and scenarios that would adversely affect the positions of the Bank.

The table below summarizes the stress amounts generated by Banco Santander’s corporate systems, related to the banking and trading portfolio, for each one of the portfolio scenarios as at June 30, 2013.

Trading Portfolio
Risk Factor	Description	Scenario 1	Scenario 2	Scenario 3
Interest Rate - Reais	Exposures subject to changes in fixed interest rate	(2,392)	(25,511)	(51,022)
Coupon Interest Rate	Exposures subject to changes in coupon rate of interest rate	(7,282)	(83,398)	(166,796)
Coupon - US Dollar	Exposures subject to changes in coupon US Dollar rate	(504)	(36)	(72)
Coupon - Other Currencies	Exposures subject to changes in coupon foreign currency rate	(110)	(639)	(1,278)
Foreign currency	Exposures subject to foreign exchange	(10,131)	(253,278)	(506,556)
Eurobond/Treasury/Global	Exposures subject to changes in interest rate negotiated roles in international market	(3,813)	(29,440)	(58,880)
Inflation	Exposures subject to change in coupon rates of price indexes	(292)	(4,167)	(8,333)
Shares and Indexes	Exposures subject to change in shares price	(1,273)	(31,823)	(63,646)
Other	Exposures not meeting the previous settings	(1,135)	(130)	(259)
Total (1)		(26,932)	(428,422)	(856,842)
(1) Amounts net of taxes.

Scenario 1: a shock of 10 base points on the interest curves and 1% to price changes (currency stock market and spot positions);

Scenario 2: a shock of +25% and -25% in all risk factors, are considered the greatest losses per risk factor;

Scenario 3: a shock of +50% and -50% in all risk factors, are considered the greatest losses per risk factor.

Portfolio Banking
Risk Factor	Description	Scenario 1	Scenario 2	Scenario 3
Interest Rate - Reais	Exposures subject to changes in fixed interest rate	(31,064)	(757,230)	(1,419,732)
TR and Long-Term Interest Rate - (TJLP)	Exposures subject to changes in tax of TR na TJLP	(14,094)	(332,383)	(623,078)
Inflation	Exposures subject to change in coupon rates of price indexes	(1,630)	(19,939)	(39,070)
Coupon - US Dollar	Exposures subject to changes in coupon US Dollar rate	(71,572)	(383,177)	(802,499)
Coupon - Other Currencies	Exposures subject to changes in coupon foreign currency rate	(10,419)	(57,964)	(126,114)
Interest Rate Markets International	Exposures subject to changes in interest rate negotiated roles in international market	(73,752)	(412,214)	(785,865)
Foreign currency	Exposures subject to foreign exchange	(249)	(6,221)	(12,442)
Total (1)		(202,780)	(1,969,128)	(3,808,800)
(1) Amounts net of taxes.

Scenario 1: a shock of 10 base points in interest rate curves and 1% price variance (currency);

Scenario 2: a shock of +25% and -25% in all risk factors, are considered the greatest losses per risk factor;

Scenario 3: a shock of +50% and -50% in all risk factors, are considered the greatest losses per risk factor.

c) Off-balance-sheet funds under management

The detail of off-balance-sheet funds managed by the Bank is as follows:

			06/30/2013	12/31/2012
Investment funds			113,342,084	104,461,015
Assets under management			9,005,500	9,393,269
Total			122,347,583	113,854,284

d) Third-party securities held in custody

As of June 30, 2013 and December 31, 2012, the Bank held in custody marketable debt securities and equity instruments totaling R$71,389,991 and R$79,719,901, respectively entrusted to it by third parties.

e) Statements of value added

The following Statements of value added is not required under IFRS but being presented as supplementary information as required by Brazilian Corporate Law for publicly-held companies, and has been derived from the Bank´s consolidated financial statements prepared in accordance with IFRS.

	06/30/2013		06/30/2012 - adjusted
Interest and similar income	24,533,092		27,198,223
Fee and commission income (net)	4,109,184		3,771,202
Impairment losses on financial assets (net)	(7,651,371)		(7,894,361)
Other income and expense	870,418		(30,234)
Interest expense and similar charges	(9,971,692)		(11,251,379)
Third-party input	(2,992,342)		(2,903,884)
Materials, energy and others	(264,688)		(280,288)
Third-party services	(2,203,613)		(2,141,793)
Impairment of assets	(121,557)		8,210
Other	(402,484)		(490,013)
Gross added value	8,897,289		8,889,567
Retention
Depreciation and amortization	(643,199)		(564,876)
Added value produced	8,254,090		8,324,691
Added value received from transfer
Investments in affiliates and subsidiaries	50,000		36,254
Added value to distribute	8,304,090		8,360,945
Added value distribution
Employee	2,994,365	36.1%	3,059,454	36.6%
Compensation	2,162,281		2,188,552
Benefits	575,006		530,393
Government severance indemnity funds for employees - FGTS	133,593		165,576
Other	123,485		174,933
Taxes	1,901,268	22.9%	1,803,166	21.6%
Federal	1,874,264		1,778,234
State	350		461
Municipal	26,654		24,471
Compensation of third-party capital - rental	353,101	4.3%	299,028	3.6%
Remuneration of interest on capital	3,055,356	36.8%	3,199,297	38.3%
Dividends and interest on capital	300,000		1,470,000
Profit Reinvestment	2,684,290		1,721,758
Profit (loss) attributable to non-controlling interests	71,066		7,539

Total	8,304,090	100.0%	8,360,945	100.0%

17. Supplementary information – Conciliation of stockholders' equity and net income

The table below present a conciliation of stockholders' equity and net income attributed to the parent between standards adopted in Brazil (BRGAAP) and IFRS, with the conceptual description of the main adjustments:

	Note	06/30/2013	06/30/2012	12/31/2012
Stockholders' equity attributed to the parent under Brazilian GAAP		63,963,228	63,411,494	63,451,508
IFRS adjustments, net of taxes, when applicable:
Reclassification of financial instruments at fair value through profit or loss	a	(7,105)	10,165	7,032
Reclassification of financial instruments to available-for-sale	b	25,482	498,428	460,340
Impairment on loans and receivables	c	78,792	1,104,676	80,413
Deferral of financial fees, commissions and inherent costs under effective interest rate method	d	349,330	465,394	394,823
Reversal of goodwill amortization	e	15,241,664	11,604,695	13,423,171
Realization on purchase price adjustments	f	1,034,112	682,532	1,068,715
Others		67,498	(11,868)	12,994
Stockholders' equity attributed to the parent under IFRS		80,753,001	77,765,516	78,898,996
Non-controlling interest under IFRS		284,503	12,663	237,130
Stockholders' equity (including non-controlling interest) under IFRS		81,037,504	77,778,179	79,136,126

	Note	04/01/2013 to 06/30/2013	04/01/2012 to 06/30/2012	01/01/2013 to 06/30/2013	01/01/2012 to 06/30/2012
Net income attributed to the parent under Brazilian GAAP		500,708	563,528	1,110,027	1,428,499
IFRS adjustments, net of taxes, when applicable:
Reclassification of financial instruments at fair value through profit or loss	a	(15,470)	(8,595)	(17,025)	(298)
Reclassification of financial instruments to available-for-sale	b	(15,836)	281	102,150	1,614
Impairment on loans and receivables	c	404	3,207	(1,621)	(23,430)
Deferral of financial fees, commissions and inherent costs under effective interest rate method
	d	(25,657)	(27,664)	(45,493)	(80,369)
Reversal of goodwill amortization	e	909,247	909,234	1,818,493	1,818,468
Realization on purchase price adjustments	f	(17,302)	(16,518)	(34,603)	(26,001)
Others		84,028	41,132	52,362	73,275
Net income attributed to the parent under IFRS		1,420,122	1,464,605	2,984,290	3,191,758
Non-controlling interest under IFRS		58,412	2,998	71,066	7,539
Net income (including non-controlling interest) under IFRS		1,478,534	1,467,603	3,055,356	3,199,297

a) Reclassification of financial instruments at fair value through profit or loss:

Under BRGAAP, all loans and receivables and deposits are accounted for at amortized cost. Under IFRS, in accordance with IAS 39 “Financial Instruments: Recognition and Measurement” the financial assets can be measured at fair value and included in the category as “other financial assets at fair value through profit or loss” to eliminate or significantly reduce the accounting mismatch the recognition or measurement derived from measuring assets or liabilities or recognizing gains or losses on them on different bases, which are managed and their performance evaluated on the basis of fair value. Thus, the Bank classified loans, financing and deposits that meet these parameters, as the "other financial assets at fair value through profit or loss", as well as certain debt instruments classified as “available for sale” under BRGAAP. The Bank has selected such classification basis as it eliminates an accounting mismatch in the recognition of income and expenses.

b) Reclassification of financial instruments to available-for-sale:

Under BRGAAP, the Bank accounts some investments, for example, in debt securities at amortized cost and equity securities at cost. At the time of preparing this balance sheet, management revised its strategy for managing their investments and in accordance with the premises of the Central Bank Circular 3.068, were reclassified debt securities category for "negotiation" with record in fair value through profit or loss. Under IFRS, the Bank has classified these investments as available for sale, measuring them at fair value with changes recognized in the "Consolidated statements of comprehensive income", within the scope of IAS 39 "Financial Instruments: Recognition and Measurement", which does not allow reclassification of any financial instrument for the fair value through profit or loss category after initial recognition.

c) Impairment on loans and receivables:

On the income refers to the adjust based on estimated losses on loans and receivables portfolio, which was established with based on historical loss of impairment and other circumstances known at the time of evaluation, according to the guidance provided by IAS 39 "Financial Instruments: Recognition and Measurement. These criteria differ in certain aspects of the criteria adopted under BRGAAP, which uses certain regulatory limits set by the Central Bank. Additionally, the equity accumulated adjustments of the allocation of purchase price when the acquisition of Banco Real, according to the requirements of IFRS 3 "Business Combinations".

d) Deferral of financial fees, commissions and inherent costs under effective interest rate method:

Under IFRS, in accordance with IAS 39 “Financial Instruments: Recognition and Measurement”, financial fees, commissions and other costs that are integral part of effective interest rate of financial instruments measured at amortized cost are recognized in profit or loss over the term of the corresponding contracts. Under BRGAAP these fees and expenses are recognized directly as income when received or paid.

e) Reversal of goodwill amortization:

Under BRGAAP, goodwill is amortized systematically over a period upto 10 years and additionally, the goodwill recorded is measured annually or whenever there is any indication that the asset may be impaired. Under IFRS, in accordance with IAS 38 “Intangible Assets”, goodwill is not amortized, but instead, is tested for impairment, at least annually, and whenever there is an indication that the goodwill may be impaired; comparing its recoverable amount with its carrying value. The tax amortization of goodwill of Banco ABN Amro Real SA represents a difference between book and tax basis of a permanent nature and definitive as the possibility of future use of resources to settle a tax liability is considered remote by management, supported by the opinion of expert external advisors. The tax amortization of goodwill is permanent and definitive, and therefore does not apply to the recognition of a deferred tax liability in accordance with IAS 12, on temporary differences.

f) Realization on purchase price adjustments:

As part of the allocation of the purchase price related to the acquisition of Banco Real, following the requirements of IFRS 3, the Bank has recognized the assets and liabilities of the acquiree to fair value, including identifiable intangible assets with finite lives. Under BRGAAP, in a business combination, the assets and liabilities are kept at their book value. This purchase price adjustment relates substantially to the following items:

• The appropriation related to the value of assets in the loan portfolio. The initial recognition of value of the loans at fair value, adjustment to the  yield curve of the loan portfolio in comparison to its nominal value, which is appropriated by its average realization period.

• The amortization of the identified intangible assets with finite lives over their estimated useful lives.

18. Subsequent events

New Agreement for the Acquisition of Getnet's Operations by Santander

On July 15, 2013, Banco Santander  published a Notice to the Market stating that it has entered into a Memorandum of Understanding with the controlling shareholder of GetNet Tecnologia em Captura e Processamento de Transações Eletrônicas Hua S.A. (“GetNet”), which establishes the preliminary terms and conditions for the acquisition of the following operations: (i) the capture and processing of acquiring operations (credit and debit cards); (ii) the POS leasing transactions already developed by Santander Getnet Serviços para Meios de Pagamento S.A., and (iii) GetNet’s vertical operations in the card segment ("Transaction").

The Transaction will allow Santander to capture the opportunities provided by the acquiring business through service and technology innovation.

The conclusion of the Transaction is subject to the usual conditions for this type of operation, including: (i) the execution of due diligence, (ii) that the parties have defined the ownership structure for the Transaction and the terms and conditions of the final agreements necessary to formalize it, (iii) that the parties have obtained all the necessary corporate authorizations to carry out the Transaction, and (iv) that the Transaction is approved by the competent government authorities, in accordance to the legal terms and provisions and applicable regulations.

APPENDIX I – SUBSIDIARIES OF BANCO SANTANDER (BRASIL) S.A.

				Adjusted
Directly and Indirectly controlled by Banco Santander (Brasil) S.A.		Participation %		Stockholders'
	Activity	Direct	Indirect	Equity	Net Income
Santander Brasil Asset (1)	Asset Manager	99.99%	100.00%	196,972	24,529
Banco Bandepe S.A. (1)	Bank	100.00%	100.00%	2,902,296	78,693
Santander Leasing S.A. Arrendamento Mercantil (1)	Leasing	78.57%	99.99%	4,917,010	174,634
Aymoré Crédito, Financiamento e Investimento S.A. (1)	Financial	100.00%	100.00%	1,099,673	(18,286)
Santander Brasil Administradora de Consórcio Ltda. (1) (5)	Buying club	100.00%	100.00%	119,558	11,522
Santander Microcrédito Assessoria Financeira S.A. (3)	Microcredit	100.00%	100.00%	21,503	2,438
Santander Brasil Advisory Services S.A. (3)	Other Activities	96.52%	96.52%	13,039	301
CRV Distribuidora de Títulos e Valores Mobiliários S.A. (1)	Dealer	100.00%	100.00%	26,959	2,187
Santander Corretora de Câmbio e Valores Mobiliários S.A. (1)	Broker	99.99%	100.00%	243,063	43,858
Santander Participações S.A. (3)	Holding	100.00%	100.00%	1,225,542	18,944
Santander Getnet (3) (4)	Other Activities	50.00%	50.00%	55,106	40,093
Sancap Investimentos e Participações S.A. (3)	Holding	100.00%	100.00%	340,733	44,891
Mantiq Investimentos Ltda. (3)	Other Activities	100.00%	100.00%	6,743	239
Santos Energia Participações S.A. (3)	Holding	100.00%	100.00%	2,963	(2,014)
MS Participações Societárias S.A. (3)	Holding	99.99%	99.99%	88,132	(4,322)
Santander Brasil EFC (1)	Financial	100.00%	100.00%	2,163,826	(1,681)
Santander S.A. Serviços Técnicos, Administrativos e de Corretagem de Seguros (3)	Insurance Broker	60.65%	60.65%	651,032	140,791

Controlled by Santander Serviços
Webcasas S.A. (3)	Other Activities	-	100.00%	24,430	(70)
Controlled by Sancap
Santander Capitalização S.A. (2)	Savings and annuities	-	100.00%	187,807	42,500

Brazil Foreign Diversified Payment Rights Finance Company (a)	Securitization	-	(a)	-	-
Santander FIC FI Contract I Referenciado DI (a)	Investment Fund	-	(a)	-	-
Santander Fundo de Investimento Unix Multimercado Crédito Privado (a)	Investment Fund	-	(a)	-	-
Santander Fundo de Investimento Diamantina Multimercado Crédito Privado de Investimento no Exterior (a)	Investment Fund	-	(a)	-	-
Santander Fundo de Investimento Amazonas Multimercado Crédito Privado de Investimento no Exterior (a)	Investment Fund	-	(a)	-	-
Santander Fundo de Investimento SBAC Referenciado DI Crédito Privado (a)	Investment Fund	-	(a)	-	-
Santander Fundo de Investimento Guarujá Multimercado Crédito Privado de Investimento no Exterior (a)	Investment Fund	-	(a)	-	-
Santander Fundo de Investimento Financial Curto Prazo (a)	Investment Fund	-	(a)	-	-
Santander Fundo de Investimento Capitalization Renda Fixa (a)	Investment Fund	-	(a)	-	-
Santander Paraty QIF PLC (a)	Investment Fund	-	(a)	-	-
(a) Company over which effective control is exercised, according with IFRS 10 - Consolidated Financial Statements, and there is no ownership interest.

(1) The adjusted stockholders' equity and the net income are in accordance with accounting practices established by Brazilian Corporate Law and standards established by the CMN, the Bacen and document template provided in the Accounting National Financial System Institutions (Cosif) and the CVM, that does not conflict with the rules of Bacen.

(2) The adjusted stockholders' equity and the net income are in accordance with the pronouncements and interpretations issued by the Accounting Pronouncements Committee (CPC) and countersigned by the National Council of Private Insurance (CNSP) and the Susep.

(3) The adjusted stockholders' equity and the net income are in accordance with accounting practices established by Brazilian Corporate Law, in conjunction to technical pronouncement of the CPC, correlated to the International Financial Reporting Standards - IFRS.

(4) Banco Santander has authority to make decisions related to business strategy. Additionally, Banco Santander allows Getnet the use of its branch network and brand for the sale of products, which among other factors determines the Bank's control of Getnet.

(5) At meetings held on July 25, 2012, the Board of Directors of Santander Consórcios and Santander Brasil Consórcios agreed and decided to submit for approval from their respective partners, the incorporation propose of Santander Consórcios (Incorporated) by Santander Brasil Consórcio (Incorporator) (Incorporation) which was approved at meeting of the Partners Incorporated and Incorporator on July 31, 2012. The merger will give through the transfer of the net book value of incorporated for the stockholders’ equity of the incorporator, based on the audited balance sheet at June 30, 2012. The equity variations occurred between the base date of that balance sheet and the effectiveness of the incorporation (the date of the Contract Amendment) were recognized and recorded directly on the incorporator. On November 30, 2012 this process of incorporation was approved by the Bacen.

***

BANCO SANTANDER (BRASIL) S.A.
MANAGEMENT REPORTS - JUNE 30, 2013

(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

Dear Stockholders:

We presented the Management Report to consolidated interim financial statements of Banco Santander (Brasil) S.A. for the period ended June 30, 2013, were prepared in accordance with IAS 34 - Interim Financial Statements from the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and the interpretations issued by the IFRS Interpretation Committee (Current name of IFRIC) (IFRS).

• Macroeconomic Environment

Economic activity remained at a moderate pace in 2013, though performing better than in 2012. First-quarter GDP (latest data), disclosed in June, increased by 1.9% over the same period in 2012, above the 1.4% YoY growth recorded in the previous quarter. Investments moved up by 3.0% YoY, while household consumption expanded by 2.1%. On the supply side, agriculture presented the best performance, with a 17.0% YoY increase in production. On the other hand, the manufacturing industry continued to present the weakest performance, falling by 1.4% YoY, due to competitiveness and high labor costs.

Consumer prices, measured by the IPCA inflation index, increased by 6.70% in the 12 months through June, up from 5.84% at the end of 2012. Service prices continue to pressure inflation, driven by increasing labor costs. This was partially offset by regulated prices, reflecting the reduction in electricity tariffs at the beginning of the year, among other factors. In this context, the Central Bank initiated a cycle to increase the Selic benchmark rate in April 2013. The last Copom meeting, held on July 10, increased the rate to 8.50% p.a., which is already impacting the banks’ lending rates. In June, the average non-earmarked rate stood at 34.9% p.a., versus 33.9% p.a. in December 2012. Outstanding credit grew by 16.4% YoY in 12 months through June to R$2.5 trillion, or 55.2% of GDP. Mortgage lending, which moved up by 35.4% YoY, continues to drive growth.

The fragile global conditions are still weighting on Brazilian exports, which dropped by 5.9% YoY in the same period, while imports fell by a slight 0.2%. As a result, the trade surplus totaled US$9.3 billion in the last twelve months through June, below the US$23.9 billion recorded in the same period last year. The current account deficit amounted to US$72.5 billion in the 12 months through June. In terms of financing, foreign direct investment flow totaled US$65.6 billion in the same period. The exchange rate closed June at R$2.2/US$, versus R$2.01/US$ in March.

Regarding the public accounts, the tax breaks announced by the government to stimulate the economy led to a reduction in tax revenue. Consequently, the primary surplus reached 1.95% of GDP in the last 12 months through May. In the same period, public sector borrowing requirements reached 2.87% of GDP, virtually stable in relation to the 2.85% recorded in March 2013. The public sector’s net debt closed May at 34.8% of GDP, 8bps down from March 2013.

1. Net Income

Consolidated Income Statements	06.30.2013	06.30.2012	Annual Change %	2nd Quarter of 2013	1st Quarter of 2013	Quarterly Change %
R$ Million

INTEREST NET INCOME	14,561	15,947	-9%	7,227	7,334	-1%
Income from equity instruments	46	42	10%	43	3	-
Income from companies accounted for by the equity method	50	36	39%	29	21	38%
Fee and commission net	4,109	3,772	9%	2,085	2,024	3%
Gains (losses) on financial assets and liabilities (net) + Exchange differences (net)	(520)	(246)	111%	(1,485)	964	-254%
Other operating income (expense)	(184)	(343)	-46%	(89)	(94)	-5%
TOTAL INCOME	18,062	19,208	-6%	7,810	10,252	-24%
Administrative expenses	(6,675)	(6,725)	-1%	(3,348)	(3,327)	1%
Personnel expenses	(3,420)	(3,477)	-2%	(1,695)	(1,726)	-2%
Other general expenses	(3,255)	(3,248)	0%	(1,653)	(1,601)	3%
Depreciation and amortization	(643)	(565)	14%	(329)	(315)	4%
Provisions (net)	(639)	(1,068)	-40%	(326)	(313)	4%
Impairment losses on financial assets (net)	(7,651)	(7,894)	-3%	(3,755)	(3,897)	-4%
Impairment losses on other assets (net)	(122)	8	-	(97)	(24)	304%
Gains (losses) on disposal of assets not classified as non-current assets held for sale	411	2	-	411	-	-
Gains (losses) on disposal and expenses of non-current assets held for sale not classified as discontinued operations	91	12	658%	15	77	-81%
OPERATING PROFIT BEFORE TAX	2,834	2,978	-5%	381	2,453	-84%
Income taxes	221	221	0%	1,097	(876)	-225%
PROFIT FOR THE PERIOD	3,055	3,199	-5%	1,478	1,577	-6%

Net Interest Margin

On June 30, 2013, the net interest income reached R$14,561 million decreased of 9% compared with the previously year. On the quarter decreased of 1%.

Expenses (Administrative + Personnel)

The expenses (administrative + personnel) totaled R$6,675 million on June 30, 2013, decrase of 1% compared with the same period of 2012. On the first quarter of 2013, the general expenses increased 1%. Other administrative expenses totaled R$3.255 million, a increase of 3%.

Personnel expenses totaled R$3,420 million on June 30, 2013, a fall of 2% in twelve and three months.

As a result the efficiency ratio, calculated by division the general expenses by total revenue, reached 37%.

Provision for impairment of loans and advances

The expenses for impairment losses, including the total revenue recovery, totaled R$7,651 million and R$7,894 million on the six months ended on June 30, 2013 and 2012, respectively, decreasing 3.1%.

Income Taxes

The total taxes includes income tax, social contribution, PIS and Cofins. On June 30, 2013, the tax income reached to an expense of R$221 million, considering the Cayman fiscal hedge effect the income tax is an expense of R$1.193 million.

2. Assets/Liabilities

The assets on June 30, 2013 totaled R$435,802 million.

Consolidated Balance Sheets	06.30.2013	06.30.2012	Annual Change %	03.31.2013	Quarterly Change %	12.31.2012
R$ Million

Assets
Cash and Balances with the Brazilian Central Bank	62,381	59,405	5%	56,504	10%	55,535
Financial Assets held for Trading	32,907	27,198	21%	27,557	19%	31,638
Other Financial Assets at Fair Value Through Profit or Loss	1,230	1,286	-4%	1,243	-1%	1,228
Loans and amounts due from credit institutions	1	18	-94%	2	-50%	5
Debt instruments	110	227	-52%	114	-4%	124
Equity instruments	1,119	1,041	7%	1,127	-1%	1,099
Available-for-Sale Financial Assets	43,062	41,925	3%	43,252	0%	44,149
Loans and Receivables	232,187	217,415	7%	234,917	-1%	226,957
Loans and amounts due from credit institutions	30,163	25,686	17%	38,715	-22%	29,913
Loans and advances to customers	216,297	204,340	6%	210,785	3%	210,740
Impairment Losses	(14,521)	(12,871)	13%	(14,858)	-2%	(13,966)
Debt instruments	248	260	-5%	275	-10%	270
Hedging Derivatives	130	79	65%	157	-17%	156
Non-Current Assets Held For Sale	139	136	2%	139	0%	166
Investments in Associates and Joint Ventures	979	437	124%	601	63%	472
Tangible Assets	6,122	5,200	18%	5,973	2%	5,938
Intangible Assets	29,136	32,001	-9%	29,236	0%	29,271
Goodwill	27,218	27,218	0%	27,221	0%	27,218
Other intangible assets	1,918	4,783	-60%	2,015	-5%	2,053
Tax Assets	22,332	20,905	7%	22,470	-1%	21,497
Other Assets	5,197	2,839	83%	5,309	-2%	5,693
Total Assets	435,802	408,826	7%	427,358	2%	422,700

Consolidated Balance Sheets	06.30.2013	06.30.2012	Annual Change %	03.31.2013	Quarterly Change %	12.31.2012
R$ Million

Liabilities
Financial Liabilities Held For Trading	5,834	5,657	3%	4,308	35%	5,352
Financial Liabilities at Amortized Cost	320,605	294,967	9%	312,914	2%	306,976
Deposits from Central Bank of Brazil and deposits from credit institutions	31,589	37,965	-17%	34,623	-9%	35,074
Customer deposits	199,687	177,840	12%	192,924	4%	188,595
Marketable debt securities	62,017	49,480	25%	56,197	10%	54,012
Subordinated liabilities	9,046	11,454	-21%	11,407	-21%	11,919
Other financial liabilities	18,266	18,228	0%	17,763	3%	17,376
Hedge Derivatives	483	133	263%	309	56%	282
Provisions	9,839	13,188	-25%	12,490	-21%	12,867
Tax Liabilities	13,536	13,734	-1%	14,199	-5%	13,784
Other Liabilities	4,467	3,369	33%	3,373	32%	4,303
Total Liabilities	354,764	331,048	7%	347,593	2%	343,564
Total Equity	81,038	77,778	4%	79,765	2%	79,136
Total Liabilities and Equity	435,802	408,826	7%	427,358	2%	422,700

Loan Portfolio

As a result, the total portfolio reached R$201,776 million, increasing in twelve months 5.4% and increasing in the quarter of 3.0%.

Funding

Total funding (deposits from credit institutions, deposits from clients, marketable debt securities and subordinated liabilities) reached R$302,339 million in 2013, increased 9.3% compared to June 2012.

3. Stockholders’ Equity

Banco Santander consolidated stockholders’ equity amounted to R$81,038 million in June 30, 2013, compared to R$77,778 million in June 2012 and R$79,136 million in December 2012.

The evolution of shareholders’ equity compared with December 2012 is due, mainly, to income of R$3,055 and the movements of other comprehensive income amounting to R$207 million, partially reduced by dividends and interest on capital of R$950 million, approved by the Board of Directors.

The International Accounting Standards IAS 19, were covered on Other Comprehensive Income for defined benefit plans, the IAS 19 established fundamental changes in the accounting and disclosure of employee post-employment benefits as removing the mechanism of the corridor in the record of the obligation of the plans, as well as changes in the criteria for recognition of conventional interest of plan assets (valuation based on the discount rate actuarial liability), the effect of this change was a record in stockholders' equity in December 31, 2012 (retrospective) of R$2,417 million and on June 30, 2013 was R$1,378 million, the reduction in the second quarter was due to the increase in the discount rate applied in update of benefit plans and plan assets most significant and sponsored by Banco Santander (Banesprev II, V, Pre-75 and Cabesp).

In 2013, they were acquired 1,512,000 Units and 1,895,702 Units paid by way of Long Term Incentive Bonus Plan - Local. The accumulated balance of treasury shares on June 30, 2013 is 8,226,716 Units (12.31.2012 - 8.610.418), amounting to R$126 million (12/31/2012 - R$134 million). The minimum, weighted average and maximum cost per Unit is, respectively, R$13.37, R$15.35 and R$18.52 In 2011 was acquired and hold in treasury 1,732,900 ADRs, amounts R$39 million (12.31.2012 - R$36 million). The minimum cost, weighted average and maximum price per ADR is US$10.21. The market value of these shares on June 30, 2013 was R$13.55 per Unit and US$6.14 per ADR.

Dividends and Interest on Capital

In June 30, 2013, were posted dividends based on reserve for dividend equalization amounting R$650 million and in mach were posted interest on capital of R$300 million, that both will be paid on August 29, 2013.

Basel Index

Banco Santander regulatory capital is measured based on the Basel II Standardized Approach, as established by Bacen, and considers: (a) Credit Risks – capital requirement portion for exposed assets and credit commitments, both weighted by a risk factor, considering the risk of mitigation through the use of guarantees; (b) Market risks – capital requirement portions for exposures related to the fluctuations in foreign currency interest rates, price indices, and interest rates; the prices of commodities and shares classified in the trading portfolio; and interest rates not classified in the trading portfolio; and (c) Operational risks – requirement of a specific capital portion.

The Basel II ratio, which is calculated in a consolidated manner and reached 21.5%, and, disregarding the effect of goodwill, as determined by the international rule, the index is 18.7%.

Banco Santander, according to Bacen Letter 3.477/2009, quarterly disclose information relating to risk management and Regulatory Capital (PRE). A report with further details of the structure and methodology will be disclosed in the legal deadline, at the website www.santander.com.br/ri.

In March 2013, the Bacen issued the standards related to the definition of capital and regulatory capital requirements in order to implement the recommendations of the Basel Committee on Banking Supervision (Basel III). The main objectives are: (i) improve the ability of financial institutions to absorb shocks from the financial system or the other sectors of the economy, (ii) reduce the risk of contagion in the financial sector on the real sector of the economy, (iii) assist the maintaining financial stability, and (iv) promoting sustainable economic growth. The implementation of the new Basel III rules starts from 1st October 2013. Other measures are under discussion in the Basel Committee, as related to the leverage ratio and minimum quantitative requirements for liquidity of financial institutions, which will the subject of future regulations.

Analysis of Income by Segment

Banco Santander operates three business segments: Commercial Bank, Global Wholesale Bank and Asset Management and Insurance. The Commercial Banking segment encompasses the entire commercial banking business (except for the Corporate Banking business managed globally using the Global Relationship Model). The Asset Management and Insurance segment includes the contribution to the Bank arising from the design and management of the investment fund, pension and insurance businesses of the various units. The Global Wholesale Banking segment reflects the returns on the Global Corporate Banking business, those on Investment Banking and Markets worldwide, including all treasury departments and the equities business.

On June 30, 2013, the Commercial Bank reached for 57% of profit before tax. The Global Wholesale Bank reached 38% and Asset Management and Insurance, reached 5%.

The profit before tax for the Commercial Banking reached R$1,617 million, the Global Wholesale Bank recorded a profit before tax of R$1,082 milhões and the segment of Asset Management and Insurance had a profit before tax of R$135 million on June 30, 2013.

Results by Segment	06.30.2013	06.30.2012	Annual Change %	2nd Quarter of 2013	1st Quarter of 2013	Quarterly Change %
R$ Million

Commercial Bank *	1,617	1,391	16%	(174)	1,791	-110%
Global Wholesale Banking	1,082	1,398	-23%	487	595	-18%
Asset Management and Insurance	135	190	-29%	68	67	1%
Profit Before Tax	2,834	2,978	-5%	381	2,453	-84%

(1) Includes in the Commercial Bank, the economic hedge of investment in dollar (a strategy to mitigate the effects of fiscal and exchange rate variation of offshore investments on net income), the result of which is recorded in "Gains (losses) on financial assets and liabilities" fully offset in taxes line. Adjusted for losses amounting to R$1,415 due to the effects of the devaluation of the Real against the Dollar on June 30, 2013, the gain before Tax for the Commercial Bank segment was R$3,026.

• Recent Events

Change of Chief Executive Officer

On March 24, 2013 it was published a Notice to the Market in order to inform that, on the Board of Directors meeting, held on the same date, it was appointed to replace Mr. Marcial Portela, Mr. Jesús Maria Zabalza Lotina as CEO, who took office on June 12, 2013.

• Subsequent Events

New Agreement for the Acquisition of GetNet Tecnologia em Captura e Processamento de Transações Eletrônicas Hua S.A (GetNet) Operations by Banco Santender

On July 15, 2013, Banco Santander published a Notice to the Market stating that it has entered into a Memorandum of Understanding with the controlling shareholder of GetNet Tecnologia em Captura e Processamento de Transações Eletrônicas Hua S.A. (“GetNet”), which establishes the preliminary terms and conditions for the acquisition of the following operations: (i) the capture and processing of acquiring operations (credit and debit cards); (ii) the POS leasing transactions already developed by Santander Getnet Serviços para Meios de Pagamento S.A., and (iii) GetNet’s vertical operations in the card segment ("Transaction").

The Transaction will allow Santander to capture the opportunities provided by the acquiring business through service and technology innovation.

The conclusion of the Transaction is subject to the usual conditions for this type of operation, including: (i) the execution of due diligence, (ii) that the parties have defined the ownership structure for the Transaction and the terms and conditions of the final agreements necessary to formalize it, (iii) that the parties have obtained all the necessary corporate authorizations to carry out the Transaction, and (iv) that the Transaction is approved by the competent government authorities, in accordance to the legal terms and provisions and applicable regulations.

• Strategy

Banco Santander’s strategy is based on the following objectives:

• To be the best bank in terms of service quality, sustained by the operational efficiency of the technological platform;

• To improve customer service through quality services and infrastructure;

• To intensify relations with all client segments in order to become our customers’ bank of choice;

• To increase the commercial punch of key segments/products, such as SMEs, issuer cards, the acquiring business, mortgage lending, vehicle financing and insurance;

• To take advantage of product and service cross selling opportunities;

• To continue building and strengthening the Santander brand in Brazil until it becomes one of the TOP 3 financial brands;

• To maintain prudent risk management.

This strategy is in line with the Bank’s declared mission: “to be our customer’s choice for being the simple and safe, efficient and profitable bank, that constantly seeks to improve the quality of every service, with a team that enjoys working together to conquer everyone’s recognition and trust”.

In accordance with this mission, Santander Brasil launched the “Conta Santander Combinada”, which offers current account, credit card, a service package, overdraft facilities and other differentiated advantages. The idea behind the new proposal, which comes in four modalities (“Conta Combinada Free”, “Conta Combinada Flex”, “Conta Combinada Light” and “Conta Combinada Universitária FIT”) is to offer product and service options that meet customers’ needs at different moments in their lives, as well as to increase linkage. The Bank also announced a new segment, “Santander Select”, which is a new category of financial services designed to provide high-income clients with unique and a specialized service.

In addition to these new strategies, Santander Brasil continues to increase its commercial activities through partnerships and commercial agreements, as in the card segment with the agreements with Sodexo and Embratec, and in the vehicle financing segment with the agreements with Hyundai, Renault, Nissan and Peugeot.

On the sustainability front, Santander Brasil’s strategy continues to be based on three fundamental pillars: Social and Financial Inclusion, Education and Management, and Social and Environmental Businesses. In June, it was elected the most sustainable bank in the Americas by the Financial Times in association with the IFC.

Another important aspect of our strategy is the maintenance of comfortable liquidity and coverage ratios and our funding and capital independence from our parent company. Our BIS ratio closed June 2013 at 21.5%, making us the most capitalized of the major retail banks in Brazil.

• Main Subsidiaries

As of June 30, 2013, Santander Leasing S.A. Arrendamento Mercantil reported total assets of R$43,864 million, a lease and other credits portfolio of R$3,436 million and stockholders' equity of R$4,917 million. Net income for the period ended on June 30, 2013 was R$175 million.

As of June 30, 2013, Aymoré Crédito, Financiamento e Investimento S.A. reported R$33,211 million in total assets, R$29,281 million in lending operations and others credits, and R$1,100 million of stockholder´s equity. The loss for the period ended on June 30, 2013 was R$18 million.

As of June 30, 2013, Santander Corretora de Câmbio e Valores Mobiliários S.A. reported total assets of R$773 million and stockholders' equity of R$243 million. Net income for the period ended on June 30, 2013 was R$44 million.

As of June 30, 2013, Santander Brasil Asset Management Distribuidora de Títulos e Valores Mobiliários S.A. reported total assets of R$291 million. The stockholders' equity of R$197 million, and net income for the period of 2013 was R$25 million. The stockholders’ equity of investment funds reached R$117,941 million.

As of June 30, 2013, Santander Brasil, Establecimiento Financiero de Credito, S.A. reported total assets of R$2,211 million, R$679 million of loan portfolio and stockholders' equity of R$2,164 million. The net income of the period ended on June 30, 2013 was R$5 million.

Balances reported above are in accordance with accounting practices established by Brazilian Corporate Law and standards established by the CMN, the Bacen and document template provided in the Accounting National Financial System Institutions (Cosif) and the CVM, that does not conflict with the rules of Bacen.

Rating Agencies

Santander is rated by international ratings agencies and the ratings assigned, as shown in the table below, reflect many factors including management quality, operating performance and financial strength, as well as other factors related to the financial sector and economic environment in which the Company is inserted.

Rating Agency	Global Scale				National Scale
	Local Currency		Foreign Currency		National
	Long Term	Short Term	Long Term	Short Term	Long Term	Short Term

Fitch Ratings (Outlook)	BBB (stable)	F2	BBB (stable)	F2	AAA (bra) (stable)	F1+ (bra)
Standard & Poor’s (Outlook)	BBB (negative)	A-2	BBB (negative)	A-2	brAAA (negative)	brA-1
Moody’s (Outlook)	Baa1 (stable)	Prime-2	Baa2 (positive)	Prime-2	Aaa.br (stable)	Br-1
Ratings assigned according published reports of Rating agencies: Fitch Ratings (May 28,2013); Standard & Poor's (June 07,2013) and Moody's (July 03,2012).

• Corporate Governance

On April 16, 2013 the Brazilian Central Bank ratified the election of Audit Committee members René Luiz Grande, Celso Clemente Giacometti and Elidie Palma Bifano. On April 24, 2013, a Board of Directors’ Meeting elected Taiki Hirashima as the Committee’s technically-qualified member, replacing Elidie Palma Bifano, who reverted to simple membership status, as of June 13, 2013, when Mr. Hirashima was invested in his position.

The same Board of Directors’ Meeting approved: (i) the election of Jesús María Zabalza Lotina as the Company’s Chief Executive Officer, replacing Marcial Angel Portela Alvarez, who held the position from 2010 to 2013, (ii) the election of Javier Rodriguez de Colmenares as Officer without Portfolio to head the Risk area; and (iii) the removal of Clóvis Hideaki Ikeda as Officer without Portfolio. On June 12, 2013, Jesús María Zabalza Lotina was sworn in as CEO.

On April 29, 2013, the Annual and Extraordinary Shareholders Meetings resolved on the following matters: A – at the Annual Shareholders Meeting: (i) acknowledgement of Management’s accounts, examining, discussing and voting on the Company’s Financial Statements for the fiscal year ended December 31, 2012; (ii) the allocation of net profit for fiscal year 2012 and the distribution of dividends; (iii) election of the members of the Company’s Board of Directors for a new term of office; and (iv) determination of the overall annual compensation of Management and the members of the Audit Committee; and B – at the Extraordinary Shareholders Meeting: (i) alteration of the term of payment of dividends and interest on equity for fiscal year 2013 to not more than one hundred and eighty (180) days as of their declaration by the Board of Director, but in any event before the end of 2013; and (ii) approval of the Long-Term Incentive Plan for fiscal year 2013.

On May 28, 2013, a Board of Directors’ Meeting approved the following: (i) the re-election of the Board of Executive Officers for a new term of office, and (ii) the election of Carlos Rey de Vicente as Executive Vice-President in charge of the Strategy and Quality areas. Both appointments are awaiting ratification by the Brazilian Central Bank.

On June 3, 2013 an Extraordinary Shareholders Meeting approved the following: (i) the transfer of Marcial Angel Portela Alvarez from Vice-Chairman to Chairman of the Company’s Board of Directors; (ii) the transfer of Celso Clemente Giacometti from Chairman to Vice-Chairman of the Company’s Board of Directors; (iii) the election of Jesús Maria Zabalza Lotina as a member of the Company’s Board of Directors; (iv) the proposal to grant Deferred Bonus Plans for fiscal year 2013 to directors, managerial employees and other employees of the Company and of companies under its control. The changes in the positions of Chairman and Vice-Chairman of the Board of Directors became effective as of June 12, 2013.

On June 25, 2013, a Board of Directors Meeting approved: (i) the election of current Board of Directors’ member José de Paiva Ferreira as Senior Executive Vice-President in charge of the Human Resources, Supply, Technology, Organization and Cost areas; and (ii) the election of Manoel Marcos Madureira to the position of Executive Vice-President. The election of Mr. José de Paiva Ferreira is awaiting ratification by the Brazilian Central Bank.

• Risk Management

1. Corporate Governance of the Risk Function

The structure of the Banco Santander Risk Committee is defined in accordance with the highest standards of prudent management and vision client.

Its main responsibilities are:

• Integrate and adapt the Bank's risk to local, as well as risk management strategy and the willingness and level of risk tolerance, all matched with corporate standards Grupo Santander Spain;

• to approve the proposals and operations and limitations of clients and portfolio (wholesale and retail);

• references on general themes related to Market Risk;

• to guarantee Banco Santander activities are consistent with the risk tolerance level previously approved by Committee Executive and by Santander Spain Group; and

• to authorize the use of local management tools and risk models and to be familiar with the result of their internal validation.

The risk function at Banco Santander is executed by the Executive Vice-Presidency of Risk, which is independent from the business areas and reports directly to the CEO of Banco Santander and to the head of the Santander Spain Group risk department.

Further details of the structure, methodologies and control system related to risk management is described in the report available on the website www.santander.com.br.

2. Structure of Capital Management

The goal is to achieve an efficient capital structure, meeting the regulatory requirements and contributing to reach the goals regarding the classification of rating branches.

The capital management including securitization, sale of assets, raising capital through shares issues, subordinated debt and hybrid instruments. Risk management seeks to optimize value creation in the Banco Santander and the different business units. To this end, capital management, Return on Risk Adjusted Capital (RORAC) and the creation of data values for each business unit are generated. The Banco Santander uses a measurement model of economic capital in order to ensure it has enough capital available to support the risks of economic activity in different scenarios, with solvency levels agreed by the Group.

Projections of economic and regulatory capital are made based on financial projections (Balance Sheet, Income Statements, etc.) and macroeconomic scenarios estimated by the economic research service of the Financial Management area. The economic capital models are essentially designed to generate risk-sensitive estimates with two goals in mind: more precision in risk management and allocation of economic capital to various units of Banco Santander.

3. Credit Risk

The function of Credit Risk and Market is to develop policies and strategies for risk management in accordance with the risk appetite set by the Executive Committee. Additionally, it is responsible for the control and monitoring system used in credit and market risk management. These systems and processes are applied in the identification, measurement, control and reduction of exposure to credit risk in individual operations or those grouped together by similarity.

Risk Management specializes in the characteristics of the customers, as well as the process of risk management is segregated between customers and individual customers with similar characteristics (standardized).

4. Market Risk

Market risk is exposure to risk factors including interest rates, exchange rates, commodities prices, stock market prices and other values, according to the type of product, the volume of operations, terms and conditions of the agreement and underlying volatility. Market risk management includes practices of measuring and monitoring the use of limits that are pre-set by internal committees, of the value at risk of the portfolios, of sensitivity to fluctuating interest rates, of exposure to foreign exchange rates, of liquidity gaps, among other practices which the control and monitoring of the risks which might affect the position of Banco Santander portfolios in the different markets in which the Bank operates.

Banco Santander operates in accordance with the global policies within the risk appetite of the Bank and aligned with the objectives in Brazil and worldwide. For this purpose, developed its own model of Risk Management, the following principles:

• Functional independence;

• Executive capacity sustained by knowledge and customer proximity;

• Global scope (different types of risk);

• Collective decisions that evaluate all possible scenarios and not compromise the results of individual decisions, including Brazil Executive Risk Committee, which sets limits and approves the transactions and the Executive Committee of Assets and Liabilities, which is responsible for the management of capital and structural risks, which includes country risk, liquidity and interest rates;

• Management and optimization of the risk / return; and

• Advanced methodologies for risk management, such as Value at Risk (VaR) (historical simulation of 520 days, with a confidence level of 99% and a time horizon of one day), scenarios, sensitivity of net interest income, asset value and sensitivity contingency plan.

The structure of Market Risk is part of the Vice President of Credit Risk and Market, which implements the policies of risk, taking into account local and global corporate settings.

5. Environmental and Social Risk

Social and environmental risk management for the wholesale banking customers is accomplished through a management system for customers who have credit limits or credit risk above R$1 million, which considers aspects such as contaminated land, deforestation, working conditions and other social and environmental points of attention in which there is possibility of penalties. A specialized team, with background in Biology, Chemistry, Health and Safety Engineering and Chemical Engineering, monitors the environmental practices of our corporate clients. The financial analysis team studies the potential damage and impacts that adverse social and environmental situations may cause to the financial condition of customers and their guarantees. The analysis focuses on preserving capital and market reputation, and the dissemination of this practice is achieved by constant training of both commercial and risk areas on the application of social and environmental risk standards in the credit approval process for corporate client.

The social and environmental risk in suppliers is managed throughout the procurement process based on the 10 principles of the United Nations' Global Compact, which considers items such as human rights, working conditions and ethical, social and environmental issues. In order to participate in a bid, a company must state that respects these principles. During approval, a technical evaluation is carried out, involving social and environmental criteria. Additionally, the suppliers classified as high impact undergo further evaluation on the operational, administrative, financial, tax, legal, governance, social and environmental aspects. This phase includes a visit to check the proofs and replies obtained during the evaluation. There are also procedures conducted by independent advisory firms to monitor compliance of the suppliers’ practices with the Global Compact principles, which are supervised by the Group’s head office.

6. Operational Risk Management, Internal Controls -Oxley Act and Internal Audit

Banco Santander’s corporative areas, responsible for technological and operational risk management and Internal controls are subordinate to different Vice-Presidencies, with structures, procedures, methodologies, tools and specific internal models guaranteed through an appropriate managerial model permitting the identification, capture, assessment, control, monitoring, mitigation and reduction of operational risk events and losses. In addition, the management and prevention of operational and technological risks, the continuity of the business and the continuous strengthening of the internal control system, meets the requirements of the regulators, the New Basel Accord (BIS II) and the Sarbanes-Oxley Act (SOX). It is also aligned with the guidelines set forth by Banco Santander Spain, which are based on the COSO - Committee of Sponsoring Organizations of the Treadway Commission – Enterprise Risk Management – Integrated Framework.

The developed and adopted procedures aim for Banco Santander’s continuing presence among the select group of financial institutions as having the best operational risk management practices, thereby helping to continuously improve its reputation, solidity, sustainability and reliability in the local and international markets.

Top management plays an active part, aligned with the mission of the areas, recognizing, participating and sharing responsibility for: the continuous improvements of the operational and technological risk management culture and structure; improvements in the internal control environment, in order to ensure compliance with the established objectives and goals and also the security and quality of the products and services provided.

Banco Santander’s Board of Directors opted to adopt the Alternative Standardized Approach (ASA) to calculate the installment of Required Notional Equity (PRE) related to operational risk.

The 2012 review of the effectiveness of internal controls in the Banco Santander companies, in accordance with section 404 of the Sarbanes-Oxley Act, was concluded in February 2013 and found no evidence of any material issues.

Additional information on the management models can be found in the annual and social reports at www.santander.com.br/ri.

• People

For Banco Santander ensure the preference of its clients, it is essential to put the utmost value on its main asset: People. Since its employees are the strongest link between the Bank and its clients, it is continuously fine-tuning its management practices and processes so that they remain fully motivated and fulfill all their potential.

Banco Santander seeks to ensure that its professionals identify with the Organization and share its values, in the belief that their dedication is crucial for the consolidation and dissemination of its differentials. Consequently, in addition to offering and encouraging a participatory and collaborative working environment, it prepares its teams so way that they have various career and development possibilities. Thanks to a series of local and international programs and opportunities, employees are always alert to new opportunities and challenges.

Some of Banco Santander’s initiatives for supporting the personal and professional growth of its People are listed below:

• Career Opportunities and Recognition: preparing its employees and interns for various career and development possibilities. It offers local and international development programs and encourages mobility between different areas and countries and identifies the progress of each individual through transparent and objective assessment procedures;

• People Appreciation: valuing its People outside the professional area by recognizing their social and family needs. It offers opportunities and benefits geared towards the complete individual, such as the Specialized Personal Support Program (PAPE), as well as more segmented solutions, aimed at ensuring a better working, home and social life;

• Continuous Managerial Development: Banco Santander’s managers are the strongest link between the Organization and its professionals. They are therefore subject to continuous development programs to ensure their alignment with the Bank’s strategy and proposal and that they inspire their teams and promote their advancement in the pursuit of excellence, thereby generating results for shareholders, clients, employees and society as a whole;

• Encouraging Innovation: encouraging its professionals to always look ahead, trying to glimpse hitherto unseen horizons in order to improve client service and generate efficiency. Best practices are shared on a daily basis and ideas are highly valued;

• Participatory and Collaborative Environment: there is ample room for employees to question, discuss and suggest new ways of doing things in a participatory and collaborative manner within a multicultural and multigenerational environment. The Bank’s relationships are based on transparency and trust in order to promote teamwork and self-esteem. Thus everyone progresses and teams mesh, allowing the Bank to evolve and innovate; and

• Being Part of a World Class Company: with a differentiated proposal as an employer, a talented team with the best professionals in the market, and an increasingly strong brand, Banco Santander has many reasons to be proud. International tradition, a global presence and local recognition are underlined by its 155 years of history, 190 thousand employees worldwide, 52 thousand in Brazil alone, and more than 100 million clients.

• Sustainable Development

To Banco Santander, sustainability is part of the business strategy. It is a commitment that is reflected in inserting the topic in our business model, fostering social and financial inclusion, investing in better education and doing business that promote outcomes for the bank and for everyone. Banco Santander´s commitment to sustainability, as well as its strategy and initiatives, granted the bank an award as Sustainable Bank of the Year, in Americas category, by prestigious British newspaper Financial Times and IFC (International Finance Corporation). Santander was also included in Cadastro Empresa Pró-Ética, created by Controladoria-Geral da União (CGU) and Ethos Institute, a recognition of its solid anti-corruption and bribery policy. Also in this period, the Ethical Fund was classified as excellent in a ranking by the Investidor Institucional magazine.

• Corporate Restructuring

We implemented various social movements in order to reorganize the operations and activities of entities according to the business plan of the Banco Santander:

a) Sale of the Investment Fund Management and Managed Portfolio Operations, currently developed by Santander Brasil Asset Management Distribuidora de Títulos e Valores Mobiliários S.A. (Santander Brasil Asset)

On May 30, 2013, Banco Santander disclosed a Material Fact informing the market about the sale of the investment fund management and managed portfolio operations, currently carried out by Santander Brasil Asset Management Distribuidora de Títulos e Valores Mobiliários S.A., and clarified that said transaction is part of a partnership abroad between Banco Santander Espanha and the world’s private equity leaders Warburg Pincus and General Atlantic, and is aimed at fueling the global growth of its third-party asset management unit.

The conclusion of the operation is subject to compliance with certain conditions precedent that are usual in similar transactions, including signing the final agreements and obtaining the necessary regulatory authorizations.

b) Segregation of equity investments of the temporary nature and of the investments in companies that provide services complementary to those provided by financial institutions

Aiming to segregate the equity investments of a temporary nature (private equity) and equity interests in entities that provide complementary services to the financial services Banco Santander, were made the following acts:

• Partial spin-off of Santander Participações S.A. (Santander Participações, current corporate name of Santander Advisory Services S.A.), based version of the spun-off assets to Santander S.A. Serviços Técnicos, Administrativos e de Corretagem de Seguros (Santander Serviços) (Partial Spin-Off), approved by shareholders in the meeting held on December 31, 2012. The spun-off assets corresponded to investments in Santander Serviços and Webmotors S.A. The Partial Spin-off took place through the transfer of net assets of Santander Participações to the capital of Santander Serviços, based on the audited balance sheet on the November 30, 2012. Equity changes that occur between the base date of such balance sheet and the execution of the Partial Spin-off were recognized and recorded directly into Santander Serviços;

• Capital increase in Santander Serviços on December 31, 2012 in the amounts of R$371 million, with the issuance of 113,803,680,982 common shares, fully subscribed and paid by Santusa Holding, S.L. (Santusa) in Spain investment company controlled by Banco Santander Spain. After such transaction, Santander Serviços capital stock to be owned by Banco Santander and Santusa, in the proportion of 60.65% and 39.35%, respectively; and

• Acquisition by Santander Serviços shares of the company Tecnologia Bancária S.A. - Tecban (Tecban) held by Santusa as Sale and Purchase Agreement entered into between the parties on January 21, 2013. The acquisition, corresponding to 20.82% of the share capital of Tecban, were approved by Bacen pursuant to Resolution 4.062/2012, and effective on March 27, 2013.

c) Incorporation of Santander Administradora de Consórcios Ltda (Santander Consórcios) by Santander Brasil Administradora de Consórcio (Santander Brasil Consórcio)

At meetings held on July 25, 2012, the Board of Directors of Santander Consórcios and Santander Brasil Consórcio agreed and decided to submit for approval from their respective partners, the incorporation propose of Santander Consórcios (Incorporated) by Santander Brasil Consórcio (Incorporator) (Incorporation) which was approved at meeting of the Partners Incorporated and Incorporator on July 31, 2012.

The merger will give through the transfer of the net book value of incorporated for the equity of the incorporator, based on the audited balance sheet at June 30, 2012. The equity variations occurred between the base date of that balance sheet and the effectiveness of the incorporation (the date of the Contract Amendment) will be recognized and recorded directly on the incorporator.

On November 30, 2012 this process of incorporation was approved by the Bacen.

d) Others Corporate Movements

We also performed the following corporate actions:

• Constitution of “Atual Companhia Securitizadora de Créditos Financeiros”, under the meeting held on September 28, 2012, which aims at the acquisition of exclusive social credits from lending operations, financing and leasing;

• Opening capital of Companhia de Crédito, Financiamento e Investimento RCI Brasil (CFI RCI Brasil) in the category “B”, pursuant to the EGM held on August 30, 2012, whose record was obtained with the CVM on November 27,2012;

• Incorporation of all shares of issue Companhia de Arrendamento Mercantil RCI Brasil (RCI Brasil Leasing) by CFI RCI Brasil, on May 31, 2012, so that RCI Brasil Leasing became a wholly owned subsidiary of CFI RCI Brasil. On August 28, 2012 this process was approved by the Bacen;

• Partial spin-off of CRV Distribuidora da TÍtulos e Valores Mobiliários S.A (CRV DTVM) with the version of the splited portion of Santander Participações on August 31, 2011, being that the split portion was referring solely to the entire interest held by CRV DTVM on the capital of Santander Securities (Brasil) Corretora de Valores Mobiliários S.A. (Santander Securities). On the same date, Santander Securities was acquired by Santander Participações. On January 23, 2012 this process was approved by the Bacen;

• Acquisition in January 21, 2013 by Webmotos, 100% of the share capital of Idéia Produções e Design Ltda- ME.

• Partial spin-off of Webmotors with reduction on capital on April 30, 2013 and subsequent formation of a new company named Webcasas S.A.;

• Was celebrated on June 21, 2013 an agreement with the objective of Carsales.com Limited (Carsales) participation in Webmotors’ capital (Transaction), a company indirectly controlled by Banco Santander, for R$180 million. The Transaction will be implemented through the acquisition by the Carsales of new shares of Webmotors’ capital, representing 30% of all capital. This transaction generated a gain in Santander Serviços amounting R$120 million related to the change in the percentage shareholding in Webmotors S.A. due to the entry of Carsales in its capital and R$169 million, related to the recognition of the fair value of the indirect remaining in Banco Santander of Webmotors’ capital of 42.5% (60.65% for the Bank's investment in the Santander Serviços’ capital under 70.00% of investment to Santander Serviços for Webmotors S.A.), under IFRS 10 - Consolidated Financial Statements;

• Capital reduction of Santander Leasing , on January 04, 2013, amounts R$5 billion, without changing the number of shares.

• Other Information

It is part of Banco Santander´s policy to restrict the services provided by the independent auditors, so as to preserve the auditor’s independence and objectivity, in accordance with Brazilian and international standards. In compliance with CVM Instruction 381/2003, we hereby inform that during in the period 2013, there hasn´t been any contract for non-audit services from Deloitte Touche Tohmatsu Auditores, which cumulatively represent more than 5% of the related overall consideration.

According to CVM Instruction 381/2003, we list the other services and their dates:

• March 12, 2013 - Agreement for provision of identifying improvements in internal controls to calculate the allowance for doubtful accounts according to the criteria IFRS.

São Paulo, July 29, 2013
The Board of Directors The Executive

(Adopted at the Meeting of the Board of 07.29.2013).
***

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: July 30, 2013

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Executive Officer

By:	/S/ Carlos Alberto Lopéz Galán
Carlos Alberto Lopéz Galán Vice - President Executive Officer